PPD®

Annual Report


PPD, Inc. - Netsc
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Strategic solutions for a decided advantage®

PPD, Inc. is a leading global provider of discovery and development services and products for pharmaceutical and biotechnology companies. With innovative technologies, therapeutic expertise and a commitment to quality, PPD partners with its clients to help maximize the return on their R&D investments. Delivering strategic solutions over the entire formative cycle of a drug, from early discovery to post-market, the company also offers partnerships and alliances for virtual drug development and compound partnering.

Integrated services with a global reach

With more than 4,500 professionals, PPD provides integrated R&D services with a worldwide commitment to consistent quality performance. Spanning six continents to meet our clients' regional and multinational needs, PPD facilities are in the following locations:

TABLE OF CONTENTS

Letter To Our Shareholders	2
Integrated R&D Solutions from Discovery to Post-Market	4
Five-Year Summary of Selected Financial Data	17
Management's Discussion and Analysis	18
Disclosures about Market Risk	29
Consolidated Financial Statements	31
Notes to Consolidated Financial Statements	35
Report of Independent Accountants	56
Corporate Information	IBC

CORPORATE HEADQUARTERS
Wilmington, North Carolina



AFRICA
Johannesburg, South Africa

THE AMERICAS
Buenos Aires, Argentina
São Paulo, Brazil
La Jolla, California
Menlo Park, California
San Bruno, California
Mississauga, Canada
Westminster, Colorado
Highland Heights, Kentucky
Columbia, Maryland
Cambridge, Massachusetts
Mexico City, Mexico
Lawrenceville, New Jersey
Durham, North Carolina
Morrisville, North Carolina
Blue Bell, Pennsylvania
Austin, Texas
Richmond, Virginia
Middleton, Wisconsin

CENTRAL EUROPE
Prague, Czech Republic
Budapest, Hungary
Warsaw, Poland

MIDDLE EAST
Tel Aviv, Israel

WESTERN EUROPE
Brussels, Belgium
Cambridge, England
Chelmsford, England
Leicester, England
Southampton, England
Maisons Alfort, France
Karlsruhe, Germany
Munich, Germany
Nuremberg, Germany
Milan, Italy
Kersewell, Scotland
Madrid, Spain
Stockholm, Sweden

ASIA
Tokyo, Japan
Bangkok, Thailand

PACIFIC RIM
Melbourne, Australia

Financial Highlights

in thousands, except per share data,
for years ended December 31,


Net Revenue
246,454
302,530
345,318
431,541
1998
1999
2000
2001


Net Income
21,214
28,496
32,310
49,167
1998
1999
2000
2001


Earnings per Diluted Share
.44
.57
.64
.94
1998
1999
2000
2001


Shareholders' Equity
158,769
192,464
233,943
302,635
1998
1999
2000
2001


Working Capital
93,309
104,973
106,903
152,829
1998
1999
2000
2001


Backlog
292,842
353,774
498,118
674,207
1998
1999
2000
2001


Performance from January 1 to December 31, 2001
150%
100%
50%
150%
100%
50%
Jan 01
Feb 01
Mar 01
Apr 01
May 01
June 01
July 01
Aug 01
Sept 01
Oct 01
Nov 01
Dec 01
PPDI Common Stock
Nasdaq Composite Index
Russell 1000 Index

To Our Shareholders

PPD continued its record of financial, operational and strategic performance in 2001.

Financial Highlights



Fred N. Eshelman, Pharm.D.
Chief Executive Officer
right

Ernest Mario, Ph.D.
Chairman of the Board
left

Revenue grew 25%

Earnings per diluted share increased 47%

Backlog increased 35%

Share price increased 30%

New business authorizations in our development services group continued to increase in 2001, driving backlog and visibility for 2002. In addition, our log of outstanding bids in this market was at a record level as of December 31, 2001.

Revenue growth and a balanced business mix drove improvement in our margins. Our balance sheet as of December 31, 2001, remained strong with more than $143 million in cash/equivalents and virtually no long-term debt.

Our share price increase of 30% in 2001 was very respectable, particularly against the background of world events.

Strategic and Operational Highlights

Our business mission is to assist our clients in maximizing their return on R&D investment. Our strategy is consistent with this mission and is driving near and long-term financial performance and shareholder value for PPD as well. Strategically, we want to add more lines of business to capture outsourced R&D, drive our development services and continue to invest in internal discovery programs while looking for external collaborations. In addition, we will continually look for more compound partnering opportunities.

At the beginning of 2001, we outlined a number of goals for the year. These included continuing leadership in development, driving the development of dapoxetine with ALZA Corporation (acquired by Johnson & Johnson), looking for other compound partnering opportunities, investing in our discovery units and intellectual property, searching for new technologies, maximizing existing relationships and advancing e-technology initiatives. Our results reflect progress on all fronts.

Development

In 2001 we completed expansions to both our Middleton cGMP and Richmond bioanalytical laboratory facilities. We established a new cGMP service for biotechnology companies and also entered the biomarker business. Our Phase I clinics had record revenues.

Our late stage clinical development segment experienced considerable growth, especially in the large trial market. We started or completed eight trials of 5,000 or more patients with five different sponsors in seven therapeutic areas.

Our informatics group signed a cooperative research and development agreement with the Food and Drug Administration and extended the use of PPD Patient Profiles within the agency's various reviewing divisions. We furthered our experience with several remote data capture systems in 2001. In our Phase I clinics, we instituted electronic case report forms that sharply improved turnaround time for this critical patient data.



Discovery

Revenues from our chemistry business grew 49% from increased demand for service contracts. In addition, our collaborative research with Duke University Medical Center progressed. We hope to file an investigational new drug submission in 2003 on a GGTase (geranyl geranyl transferase enzyme) inhibitor from this series with Duke.

Our genomics collaborations produced targets in 2001 for both HIV and oncology. Early in 2002 we did not come to an agreement with Agouron Pharmaceuticals (acquired by Pfizer Inc) on renegotiating terms of the HIV project, which resulted in all of the HIV targets becoming the property of PPD. In addition, we began an expansion of our Menlo Park, California, laboratory in 2001 to accommodate more investment in internal discovery projects.

Our intellectual property position grew with nine new patent filings.

Compound Partnering

PPD and JPMorgan Partners established a new company, Apothogen, Inc., to concentrate on development of late stage compounds. PPD also invested in SLIL Biomedical Corp. and obtained an option from SLIL to license certain early stage compounds for the treatment of cancer. Development of the genitourinary compound dapoxetine, which we licensed to ALZA in December 2000, continues to move forward with expectation of Phase III trials in 2002.

Moving Forward

In February 2002 we acquired Medical Research Laboratories International, Inc., located just outside Cincinnati, and Medical Research Laboratories International BVBA in Brussels, Belgium. These clinical laboratories specialize in measuring lipids, lipoproteins and other important factors in metabolic diseases. With the explosion of lipid lowering agents and our clinical experience in metabolic disease, we believe that the acquisition of the MRL companies puts PPD in a unique position.

During the year we formally welcomed Dr. Terry Magnuson and Ms. Catherine Klema to the PPD Board and they have contributed very positively to our success. At the same time we report that Mr. Barry Cohen will be leaving our board as of the annual shareholders' meeting, May 2002. We express our gratitude for his years of excellent service to PPD.

The company made good progress in 2001 in development services, discovery and compound partnering. In 2002 and beyond we will continue to build on technological leadership, execution excellence and financial performance.

Sincerely,

Fred N. Eshelman, Pharm.D.
Chief Executive Officer

Ernest Mario, Ph.D.
Chairman of the Board

Fueled by advances in genetic-based research, drug pipelines are growing at nearly double the rate seen throughout the past decade. However, it is now estimated that it will cost an average $802 million and take up to 15 years to develop a single new drug. While facing R&D expenses and timelines of this magnitude, pharmaceutical and biotechnology companies are further challenged to meet market demands for sustained high-level profits by accomplishing the necessary threshold of successful filings and optimizing revenue potential for marketed products while minimizing overhead expense.

PPD Continuum of Integrated R&D Services

In addition to this daunting challenge, these companies face increased competition from limited periods of patent exclusivity, significant potential of impact on profits from generic drugs and managed care pressures to reduce drug costs. As a result, pharmaceutical and biotechnology companies are seeking strategies and technologies to find drug candidates more quickly and economically, reduce development costs and timelines while maintaining quality outcomes and increase revenue potential of marketed products.

It is estimated that the pharmaceutical industry spent more than $8.2 billion on outsourced discovery and development services worldwide in 2001. Industry analysts project a continued pace of 25% to 45% growth in the development market alone over the next three to five years.

PPD provides global integrated services and products from drug discovery through post-market as based on our corporate mission to partner our expertise and technology with our pharmaceutical and biotechnology clients to maximize returns on their R&D investment. In 2001, we added capabilities and capacity and furthered our global reach to enhance our full continuum service and product offerings to our clients worldwide. We experienced growth throughout our markets, with most notable growth in our integrated services for large volume late stage and commercialization (Phase III, IIIb, IV) trials.

We developed, acquired and formed alliances to provide new technologies that bolstered our capabilities in both discovery and development services. These initiatives included providing a new release of our data transformation tool TableTrans®,



Discovery
Development
Target Identification
Target Validation
Lead Compound Identification
Lead Compound Optimization
Drug Candidate Profiling
Preclinical Technology
Chemical Manufacturing Controls (CMC)/Pharmaceutics

broadening our e-clinical services and developing new Web-based tools to streamline communications and processes. In industry-leading roles, we were the first application services provider of the latest releases of Oracle® pharmaceutical development software and through an agreement with the FDA, our graphical display technology, PPD Patient Profiles, is being used throughout the agency to streamline review of patient data from clinical studies. In addition, we extended our bioinformatics platform in our genomics research and enhanced functionality of our secure online preclinical tracking and communications tool.

We continued to build on our capacity and resources for both our discovery and development laboratory-based services with expanded space, more state-of-the-art instrumentation and additional experienced staff. We experienced growing demand by biotechnology companies for our new large molecule cGMP product analysis services introduced early in 2001, added a new service for analytical biomarker research and significantly expanded our client base in both of our development lab services areas.

We entered into a number of agreements or partnerships offering the potential of long-term recurring revenues or gain of intellectual property, including our investment in SLIL BioMedical with an option to license anti-cancer compounds and our alliance with JPMorgan Partners to form Apothogen. We also announced the formation of a dedicated team to apply our proprietary genomics technology toward finding and validating drug targets that we could use in compound partnering alliances with pharmaceutical and biotechnology companies. This initiative provides another mode of increasing the return on our clients' R&D investment while securing upside potential for recurring revenues for PPD.

Our commitment to quality performance is the common foundation to all our activities and a key driver to our continued success. Throughout 2001 we implemented new systems, training and communications to continue our focus on providing a quality difference for our clients. From drug discovery through development to post-market support, our performance in 2001 served to strengthen our capabilities, further our quality deliverables for our clients and build on our business model.

Our business model is designed to provide near-term profitability and cash flow from our drug development services with potential for longer-term revenue streams and increased earnings through recurring revenues from compound partnering, discovery collaborations and intellectual property development.


Post-Market
Phase I
Phase II
Phase III
New Drug Application (NDA/MAA)
Phase IIIb/IV
Commercialization Support

Solutions from Target to Post-Market

With proven early discovery through post-market resources, PPD delivers integrated services with a commitment to quality performance to help our clients meet their R&D goals.

Strategic solutions for a decided advantage®

Client Priority	PPD Solutions
Compressed time for target identification and validation that the target is essential in a disease process	High-throughput functional genomics and chemical genomics
Viable lead compounds for preclinical programs	Chemistry for profiling and prioritizing lead compounds
Stronger drug candidates to advance into clinical programs; key go/no-go decision point	Preclinical biology for drug candidate profiling and optimization
Accelerated clinical development programs	Global drug development expertise and experience with supportive technologies, quality-assurance processes and integrated functions
High-impact product launch, late stage development and commercialization support	Integrated late stage clinical expertise, consumer and provider medical communications and education, health outcomes, customized advanced telecommunications and marketing programs; mega-trial (5,000-30,000 patients) expertise and technologies
Maximized value from non-core compounds	Compound partnering or virtual development with innovative financial models

Discovery Technologies and Expertise

- Functional genomics to identify and validate novel drug targets
- Combinatorial and medicinal chemistry expertise to prioritize and optimize drug candidates
- Analytical resources, rapid *in vivo* pharmacokinetic (PK) profiling and predictive *in vitro* metabolism assays, to profile drug candidates
- Consulting strategies to customize preclinical programs from early screening of new chemical entities (NCEs) through IND submission

Development and Post-Market Resources

- Three Phase I clinics in the U.S. and Europe
- Full service Phase II-III clinical studies for multinational regulatory submissions
- GLP bioanalytical, cGMP product analysis and specialty central laboratory services
- Therapeutic and specialty groups with dedicated project teams
- Marketing programs and medical and drug information services for post-market support from our medical communications division
- Innovative clinical data management and information solutions from our informatics division, including consulting and proprietary software tools that speed the collection, analysis and reporting of clinical data
- Accelerated large volume complex Phase IIIb-IV studies through our global integrated commercialization programs
- The Quality Performance Difference™, our company-wide commitment to providing superior quality in all projects

Compound Partnering and Virtual Development

Consolidating expertise and resources that span the R&D continuum to provide early compound assessment and development within innovative risk-sharing partnerships.



With quality as our daily priority, we continued this focus in 2001 by investing in training and retention programs for our employees in addition to system and process improvements to ensure quality deliverables across our discovery through post-market services. Highlights of these initiatives include the following:

PPD Quality Performance Difference™

- In 2001, we added training programs on new software applications, new quality processes, product knowledge, medical terminology, FDA regulations on electronic submissions as well as management development. We also enhanced a number of current programs with more simulation to reinforce knowledge application for real-life scenarios.

- Automated production of quality control reports for our drug discovery genomics labs furthered accuracy and quality in production of our gene sequence libraries.

- We instituted new standard operating procedures and operational guidelines in our preclinical services, which reinforced quality performance and, as a routine component of customer contracts, served to align client expectations.

- Our new co-monitoring program aligns more experienced clinical staff with new clinical research associates to provide rigorous review of monitoring practices at the study sites. This additional coaching at the sites ensures consistent application of training and knowledge for quality outcomes. It also dovetails with our in-house mentoring program initiated in 2000 that offers another resource for our new hires to quickly master protocols, GCP/ICH worldwide standards and standard operating procedures.

- A new simulation component to our bioanalytical lab services training program requires new hires to spend 7-10 days running a comprehensive "mock study" from start to finish, incorporating quality assurance, program management, and analysis and internal reporting of artificially prepared samples. The hands-on program accelerates assimilation of our high-level quality standards.

- Increased rigor of our assessments for clinical monitoring staff, retaining only those who meet the new PPD standards, helps ensure a more efficient and higher quality clinical monitoring team for our studies.

- Our new data quality management plan employs a cross-functional group from the project team to determine at study onset the data acceptance parameters and review processes to further streamline study team reviews and enhance data quality. Implemented in the U.S. in 2001, the worldwide rollout starts in early 2002.

- Another new program to yield high quality data outcomes faster and more efficiently involves a core cross-functional group of the project team making decisions around how data analysis tables and listings are best populated and formatted and then running a blinded data review. This meticulous early planning with the end result in mind also ensures we meet the expectations of our clients.


process efficiencies

Over the past year, we continued to advance our development services through creation of new e-based tools and enhanced technologies for process efficiencies, streamlined communications with clients and study sites, and quality data outcomes.

Technologies and E-Initiatives for Enhanced Efficiencies and Quality Outcomes

We continue to build on our infrastructure in order to conduct clinical trials using e-based technologies, and in 2001 we ran a number of studies using a variety of industry leading electronic data capture (EDC) tools to accelerate capturing and cleaning data generated from study sites. While we work with various EDC technology providers to offer our clients their choice of technology for this aspect of study conduct, we also developed our own clinical and data management tools to increase efficiencies and cross-functional communications in other aspects of clinical development.

- After four years of developing component pieces refined through ongoing client collaboration, in 2001 we launched PPD DirectConnect™, a secure, Web-based clinical project management technology that supports timely and efficient information flow and communications among project team members, investigators and others involved in respective Phase II-IV studies. In addition, we extended the application of this project management tool to also serve our clients for cGMP and GLP bioanalytical lab services.
- We developed QueryDirect™, an automated data management communication tool, to streamline resolution of questions on specific data points from study site information. Because query resolution can be time-consuming, especially for large studies with massive amounts of data, this technology increases efficiencies in cleaning clinical data.
- We launched a new release of TableTrans, an innovative and easy-to-use data transformation software, providing new features in the areas of security and auditing that support compliance with federal regulations.
- We instituted electronic case report forms for patient data in our Phase I clinical trials, decreasing processing turnaround time from weeks to 72 hours for this critical data for study submissions.
- While most development service providers have a centralized database of investigators, we added features to allow direct, secure access for our investigators to update their own contact and qualifications information, such as new professional certifications or scientific committee appointments. In addition, we can search by criteria to e-mail potential investigators expeditiously about new study opportunities in their fields of expertise.


PPD Patient
graphical display
for time-oriented data

We entered into a cooperative research and development agreement (CRADA) with the FDA on PPD Patient Profiles, our graphical display technology for drug safety evaluation. The two-year partnership enables FDA clinical data reviewers across the agency to use this patient data review tool on e-submissions and post-market data while providing PPD feedback for future enhancements of the technology. In addition, PPD Patient Profiles is also available to pharmaceutical and biotechnology companies for use within their own organizations.

PPD is playing an active role in the industry in interpreting the FDA regulations that govern electronic records for clinical trials. We are also implementing system changes throughout our internal operations to meet new regulations. In addition, as one of the original corporate members of the Clinical Data Interchange Standards Consortium (CDISC), we continue to work with colleagues from pharmaceutical, biotechnology and clinical research organizations to develop worldwide standards to support electronic clinical data management from data source to regulatory submission. The desired outcomes are common standards to drive efficiencies and decrease time and cost to develop drugs.

We will continue to be a part of industry discussions and programs that further the efficiencies and quality standards of drug development. Through in-house development, acquisition or alignment, we continue to advance our technologies and processes to meet regulations and our clients' needs. In addition, we plan to work closely with our clients to trial new technologies, such as the variety of EDC tools, with a focus on ensuring that the communications and processes are in place for effective clinical studies.

Launched in early 2001, the PPD Web site was designed with dynamic programs and interactive informational tools to meet the evolving needs of clients, investors, employees and media. Traffic at www.ppdi.com has increased exponentially each month since launch and the site now attracts more than tenfold the number of visitors each month than it received the entire year of 2000.

There are approximately 500 genes targeted for drug therapies on the market today and industry analysts suggest there will be more than 5,000 new molecular targets. With the current market drivers in play, there is high demand for proven discovery technologies to rapidly find and screen more drug targets to result in more molecules with the ability to affect biological activity. In 2001, we continued to enhance our capabilities for our genomics, chemistry and preclinical biology businesses to bring our clients the solutions they need to meet the increasing demand to test molecules more quickly and economically to discern quality drug candidates.

Proven Solutions for Target Discovery through Preclinical Development

Compressing Time for Target Identification and Validation

We progressed our ongoing genomics collaborations with achievement of research milestones and targets while we also augmented the infrastructure of our target discovery and validation program. To further our ability to manage the vast amount of data generated by our proprietary GSX™ system genomics platform and continue to build our drug target knowledgebase, we expanded our bioinformatics program. We developed a new robust automated high-throughput system for gene sequence processing and data analysis to automate data flow, providing high-quality analyzed and annotated data for all the gene sequences in our library. We also created a set of proprietary filtering algorithms to process data into pertinent information for our scientists to determine screening and prioritizing relevance for target genes. In addition, we built a new genomics data warehouse to store all our GSX technology-related information for oncology and HIV research.

In other expansions of our infrastructure, we added state-of-the-art instrumentation and more than doubled our laboratory and office space to a total of 59,600 square feet to house our growing genomics business. Besides building new space, we will complete renovations by first quarter 2002 on our original lab area, which includes an imaging lab, an automated sequence lab and a genechip facility.

Our two major ongoing genomics alliances are with Agouron Pharmaceuticals, Inc. (acquired by Pfizer Inc) for oncology targets and Aventis Pharma for targets for inflammation, central nervous system disorders, oncology and cardiovascular disease.

PPD gained more than 100 molecular targets for Human Immunodeficiency Virus (HIV) as a result of former research collaboration with Agouron Pharmaceuticals. These targets will become a part of our internal discovery efforts, providing opportunity for risk-sharing partnerships with pharmaceutical and biotechnology companies.

Determining Early Go/No-Go Decisions

Our chemistry and preclinical businesses experienced significant growth in 2001 with increased demand for our contract services to prioritize and optimize lead compounds and profile drug candidates to advance into clinical programs.

One of our objectives is to help our clients prioritize compounds that have the best chance of success in clinical development, ensuring non-viable compounds fail as early as possible in the process when the cost is less, while advancing the best leads for development. With this mind, we created a new multidisciplinary team from our chemistry and preclinical group to combine their functions focused on absorption, providing a comprehensive approach to this critical aspect of determining the go/no-go decision for a drug candidate. In addition to bioanalysis and *in vivo* pharmacokinetic profiling, we apply *in vitro*, or test tube, assays to measure absorption. In 2001, we added an *in vitro* Caco-2 assay, which uses human colon cells in a test tube environment to predict the absorption of a compound in the stomach and assess drug-to-drug interactions. In conjunction with this service, we added functionality to manage information on CaCo-2 assays to our proprietary Web-based tool, Preclinical Expert, which provides secure, direct access to absorption information for our clients.



In addition to achieving success from our contract chemistry services, we also progressed our research collaboration with Duke University Medical Center. This research is based on developing small molecule compounds that inhibit geranyl geranyl transferase enzymes (GGTase), enzymes thought to play an indirect role in the development of cancer, and has resulted in the identification of a potential GGTase inhibitor. With the accomplishment of a number of research milestones in 2001, we hope to file an investigational new drug (IND) submission on a lead compound in 2003.

We completed building our 65,000-square-foot laboratory on our Morrisville, North Carolina, campus in 2000, and through 2001 added scientific staff and instrumentation to further our capabilities.

As part of a transaction in December 2001 with the genetics company DNA Sciences, PPD gained licensing rights to therapeutic applications that can be used to derive association between genetic data and disease characteristics. There is potential for this kind of data to be used to enhance target validation.



Frost & Sullivan estimates time savings for pharmaceutical and biotechnology companies to outsource conduct of their clinical trials to be 22 weeks in Phase I clinical trials, more than 50 weeks in Phase II and more than 40 weeks in Phase III. They attribute these time savings and value to the breadth of experience, technologies and infrastructure that service providers gain from managing and conducting many trials every year.

Strategic Solutions for Phase I-III Programs

Combining global infrastructure and therapeutic experience with a worldwide commitment to quality, PPD provides integrated technologies and expertise to accelerate Phase I-III trials for simultaneous, multinational submissions.

We conduct clinical studies for our clients from protocol design to regulatory submission through dedicated cross-functional project teams with access to worldwide resources. This focused team approach creates personal relationships between the client and PPD that naturally heighten process efficiencies, communications and expectation alignment. Over the past year, we have expanded our relationships with some of our key clients into mutually beneficial partnerships that take advantage of a broader range of our services and volume-driven efficiencies and incentives. In addition, these relationships foster the shared benefit of enhanced communications, increased synergies, and the development of mutual goals and expectations.

In 2001, we realigned our reporting structure for our business development teams across discovery and development services to promote increased opportunities for cross-functional communications and sales initiatives, offering clients integrated solutions and allowing a deeper penetration into client accounts.

Spurred by growing client demand, we expanded and renovated the facilities for our cGMP product analysis laboratory services in Middleton, Wisconsin, to house inhalation technologies, analytical R&D, storage for stability chambers and our new macromolecule method development and validation services for biotechnology clients. In addition, we initiated expansion of our Richmond, Virginia-based GLP bioanalytical laboratory services, adding another 24,000 square feet to support continued growth in this area. In late 2000, we doubled capacity of one of our specialty labs for GLP immunochemistry services, and in 2001 we began to realize the benefit of the expansion with increasing demand by biotechnology companies for these macromolecule services. In addition, we expanded these immunochemistry services with analytical biomarker research, providing clients another insight for the go/no-go decision in the early stages of drug development.

In early 2002, we acquired two specialty central laboratories, the Medical Research Laboratories International companies located in Kentucky and Belgium. With specialization in metabolic studies, these companies align consulting for protocol design and program development within their lab services.

According to industry sources, pharmaceutical companies will continue their trend of the last four years of focusing most of their efforts on discovering and developing drugs affecting cancer and immune system disorders, endocrine/metabolic disease, disorders of the central nervous system, infectious disease and cardiopulmonary disease. We meet the needs of these companies with dedicated therapeutic teams comprised of experts in key clinical functions (regulatory, program management, clinical trial management) with extensive experience in these respective therapeutic arenas.

PPD Alignment with Industry Priorities

Therapeutic Specialization	Active Projects in 2001	Regulatory Filings and Presentations to Regulatory Authorities in 2001
Antiviral / Anti-infective	106 active protocols 3,700 sites 41,162 patients	13 CTAs Three MAAs One presentation
Cardiopulmonary Disease	111 active protocols 19,851 sites 133,463 patients	Two INDs One CTA Three MAAs
Central Nervous System / Analgesia / Anti-inflammatory	130 active protocols 4,621 sites 34,536 patients	Two INDs 14 CTAs One NDA Three presentations
Endocrine / Metabolic Disease	85 active protocols 11,410 sites 63,084 patients	18 CTAs One MAA Two presentations
Gastrointestinal	33 active protocols 596 sites 21,309 patients	One IND One MAA
Oncology / Hematology / Immunology	142 active protocols 4,502 sites 36,381 patients	One IND 28 CTAs* Two MAAs Seven presentations
Urogenital	41 active protocols 8,788 sites 61,744 patients	One IND 19 CTAs One NDA

* Including one with orphan drug designation

In 2001, we significantly reinforced our presence in Europe, initiated expansion of our Japan operations and opened another office in South America to better meet the global needs of our clients.

Four pharmaceutical companies submitted publications of results from drug safety studies conducted by our dental pain research clinic. With 17 years of extensive experience, the clinic conducts analgesic studies with an average of 3,500 patients each year.


Letter from the Editor



In accomplishing one of our mega-trials in 2001, we customized our Interactive Voice Response (IVR) system in nine languages to expeditiously handle site enrollment, patient randomization and drug distribution for sites worldwide.

With a 15-hour lead-time, we mobilized our medical communications team to manage a nationwide voluntary withdrawal of a popular prescription drug and within the first two days handled an average of 3,300 calls per day from consumers and healthcare providers. Callers got regulatory-compliant answers from our trained healthcare professional staff within 25 seconds or less. In the early stages of the product withdrawal, the manufacturer received hourly caller topic summaries in order to continually modify the call script for improved customer service as well as to monitor their positioning throughout the process.

Industry reports indicate that spending by pharmaceutical companies in 2001 for Phase IV studies increased 20% over the previous year, making post-approval studies the fastest growing segment of the development market. Facing shorter patent exclusivity periods due to longer development cycles, increased acceptance in the market for generics and rising managed care pressures, these companies are seeking solutions to succeed in this competitive environment and realize a return through significant product sales after their extensive R&D investment.

Powerful Solutions for Optimizing Commercialization

As one of our fastest growing businesses, our global team of cross-functional commercialization experts, backed by advanced technology, combines large volume, high-speed clinical conduct, clinical communications, drug information programs, marketing services and health outcome solutions to help clients optimize product value in a competitive marketplace. Our extensive experience in Phase IIIb studies (products awaiting market approval) and Phase IV studies (approved products) includes post-market surveillance trials for additional safety data, physician experience trials, product and disease registries, line extension projects, Rx to OTC switch studies to take a prescription product to an over-the-counter use and pharmacoeconomic studies.

Some of these global Phase IIIb - IV studies, and even Phase III trials, that we conduct for our clients require 5,000 or more patients. 2001 was a record-breaking year for these mega-trials with our completion or initiation of eight programs, with some trials requiring more than 24,000 patients. These studies were conducted on behalf of five different clients in seven therapeutic arenas. Additional highlights in 2001 included enrollment rates for two trials reaching 800 patients each per day, recruitment and management of more than 11,000 study sites and processing of more than 500,000 patient case report forms.

Integrating the services of our clinical communications group with our medical communications division provides a regulatory-compliant reach to consumers, providers and payers through our professional staff comprised of pharmacists, registered nurses and allied health professionals. For example, in 2001 we solidified a cross-functional team for product launch support, including pre-launch therapeutic awareness programs, physician and patient product and disease management education materials, seamless telephone counseling hotlines for providers and patients, sales training materials as well as impact analyses of product launch programs.

We also integrated health economics, reimbursement strategies and outcome assessments to provide additional information on commercial viability. Product commercialization can be improved when these factors are incorporated into study design for Phases I-III as well as in post-launch programs. Applying these health outcome factors in the earlier stages of development while safety and efficacy are being established, we provide our clients with insight as to the commercial viability and market positioning of a product at earlier key go /no-go decision points.

We continually add enhancement features to our Web-based technology, ClinTrack, which we primarily apply to site recruitment for our large volume studies to streamline communications with study site personnel and ensure all required regulatory documentation is in place to qualify the sites for respective studies.

We developed a new program, SiteAssist™, to help clinical trial sites with patient referral management, patient enrollment, appointment tracking and record keeping for large studies. The program includes a hotline for site questions and support.

Our medical communications division works closely with our team of health outcomes experts on a number of programs, including a new customizable patient adherence program to help clients address and correct issues of patient compliance in taking medicines as prescribed.



Aligning with our discovery and development services, we have formed additional business models to help our clients maximize the return on their R&D investment.

Solutions from Risk-Sharing Partnerships

Maximizing Our Client's ROI While Building Upside Potential for PPD Long-term Revenues

We filed nine additional patents in 2001, bringing our total of licensed, co-owned and owned patents to 21 U.S. issued, 13 foreign issued, 17 U.S. pending and 43 foreign pending. Our IP portfolio includes patents on gene sequence, method, chemical composition, drug dosing, software and business processes.

Through our virtual model, we apply the discovery and development expertise of PPD to provide early compound assessment and development within innovative risk-sharing partnerships with pharmaceutical and biotechnology companies. These collaborative compound licensing relationships help companies evaluate drug candidates earlier in the formative cycle when the investment risk is significantly less than during later phases of development. PPD created this virtual model in 1998 when we took a compound, dapoxetine, that we in-licensed from Eli Lilly and Company through Phase II proof-of-concept in less than 11 months. Upon Lilly declining their option to re-license dapoxetine, we licensed worldwide rights to ALZA Corporation (acquired by Johnson & Johnson) in January 2001. ALZA already had a product portfolio for the indicated therapeutic area. In addition to an upfront payment and potential of recurring revenues through sales and royalties should the product go to market, PPD helped ALZA in 2001 conduct the Phase IIb study for dapoxetine with clinical and statistical results that bode well for initiation of Phase III trials this year.

As a natural extension of our virtual model, we aligned with JPMorgan Partners in 2001 to form a new company, Apothogen. Apothogen's strategy is to acquire, develop and bring to market compounds and drugs of under-financed discovery and development startups as well as larger pharmaceutical companies with restrictions that would exclude internal development of drug targets with potential end-product revenues of less than $500 million a year. In addition to an equity stake in Apothogen, PPD serves as its exclusive development services provider. With the experience of the Apothogen management, the financial strength and healthcare insight of JPMorgan, and our discovery and development expertise, the business platform of Apothogen should serve to increase the value of clients' compound assets.

Apothogen's focus is on later stage compounds and drugs, while our investment in 2001 in the biopharmaceutical company, SLIL Biomedical, provides PPD with an option to license a class of earlier stage anti-cancer compounds. SLIL scientists have already discovered more than 200 novel compounds with a number of them identified as lead compounds for preclinical development.

We also employ other strategies to create intellectual property that bring value to our clients as well as PPD. In 2001, we formed a discovery group dedicated to finding and validating targets for our internal use with the strategy to align with external partners in risk-sharing arrangements to screen the validated targets for viable lead compounds. Alternatively PPD could take the validated targets to the next step ourselves and be able to offer lead compounds or drug candidates in risk-sharing partnerships for preclinical or clinical development.

Whether we gain intellectual property from our internal research or use in-licensed compounds from external investments, our virtual model, or acquisition and merger activity, we continue to strive to create value for our partners while optimizing potential for long term revenue gains for PPD.

Selected Consolidated Financial Data

in thousands, except per share data

The following table represents selected historical consolidated financial data. The statement of operations data for the years ended December 31, 1999, 2000 and 2001, and balance sheet data at December 31, 2000 and 2001, are derived from our audited consolidated financial statements included elsewhere in this report. The statement of operations data for each of the years ended December 31, 1997 and 1998, and the balance sheet data at December 31, 1997, 1998 and 1999, are derived from our audited consolidated financial statements which are not included elsewhere in this report. The historical results are not necessarily indicative of the operating results to be expected in the future. The selected financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes to the financial statements.

	Years Ended December 31,				
	1997	1998	1999	2000	***2001***
Net revenues [1]	$ 193,851	$ 246,454	$ 302,530	$ 345,318	***$ 431,541***
Operating expenses	175,909	220,831	265,604	301,771	***358,949***
Merger costs, and acquired in-process research and development costs	9,670	3,163	218	-	-
	185,579	223,994	265,822	301,771	***358,949***
Income from operations	8,272	22,460	36,708	43,547	***72,592***
Other income, net	1,429	3,588	4,337	7,284	***5,414***
Income from continuing operations before provision for income taxes	9,701	26,048	41,045	50,831	***78,006***
Provision for income taxes	3,363	9,448	12,154	18,521	***28,747***
Income from continuing operations before equity in net loss of investee	6,338	16,600	28,891	32,310	***49,259***
Equity in net loss of investee, net of income taxes	-	-	-	-	***92***
Net income from continuing operations	6,338	16,600	28,891	32,310	***49,167***
Income (loss) from operations of discontinued environmental sciences segment, net [2]	4,152	4,614	(395)	-	-
Net income	$ 10,490	$ 21,214	$ 28,496	$ 32,310	***$ 49,167***
Income from continuing operations per share:					
Basic	$ 0.13	$ 0.35	$ 0.59	$ 0.65	***$ 0.95***
Diluted	$ 0.13	$ 0.34	$ 0.58	$ 0.64	***$ 0.94***
Income (loss) from discontinued operations per common share:					
Basic	$ 0.09	$ 0.10	$ (0.01)	$ -	***$ -***
Diluted	$ 0.09	$ 0.10	$ (0.01)	$ -	***$ -***
Net income per common share:					
Basic	$ 0.22	$ 0.44	$ 0.58	$ 0.65	***$ 0.95***
Diluted	$ 0.22	$ 0.44	$ 0.57	$ 0.64	***$ 0.94***
Weighted average number of common shares outstanding:					
Basic	47,110	47,982	49,132	49,930	***51,689***
Dilutive effect of stock options	120	338	574	424	***805***
Diluted	47,230	48,320	49,706	50,354	***52,494***

	As of December 31,				
	1997	1998	1999	2000	***2001***
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 16,067	$ 34,821	$ 61,251	$ 76,411	***$ 143,173***
Marketable securities	7,994	-	-	-	-
Working capital [3]	70,581	93,309	104,973	106,903	***152,829***
Total assets	199,653	243,329	288,703	344,915	***465,400***
Long-term debt	406	224	359	1,353	***1,871***
Long-term debt, including current portion	5,315	5,656	570	1,967	***3,074***
Shareholders' equity	129,332	158,769	192,464	233,943	***302,635***

[1] *Revenues are presented net of subcontractor costs. See accompanying Consolidated Statements of Operations included elsewhere in this report.*

[2] *The discontinued operations include the environmental sciences group sold in January 1999. All periods presented have been restated to exclude the results of operations of the environmental sciences group.*

[3] *Working capital is calculated as current assets minus current liabilities.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the federal securities laws that relate to future events or our future financial performance. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performances, expectations, predictions, assumptions and other statements that are other than statements of historical facts. In some cases, you can identify forward-looking statements by terminology such as "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "intend," "potential," or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions based on our current views. These statements rely on a number of assumptions and estimates which could be inaccurate and which are subject to risks and uncertainties, including those mentioned under the heading "Potential Volatility of Quarterly Operating Results and Stock Price" below and in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2001, under the heading "Factors That Might Affect Our Business or Stock Price." Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

OVERVIEW

During 2001, we reported net income of $49.2 million, or $0.94 per diluted share, compared to net income of $32.3 million, or $0.64 per diluted share, during 2000.

In October 2001, we made an investment in Apothogen, Inc., a new company formed with JPMorgan Partners (BHCA), L.P., the chairman of our board of directors, and our chief executive officer to engage in the business of acquiring, developing and commercializing pharmaceutical products. Due to the individual interests of the chairman of our board of directors and our chief executive officer in Apothogen, in connection with this transaction our board of directors adopted a policy to address potential conflicts of interest. This policy identifies the transactions that are subject to the policy and establishes procedures for the disclosure and disinterested approval of these transactions. Apothogen's shareholders have committed to provide financing to Apothogen through the purchase of Apothogen's Series A convertible preferred stock. Our maximum total capital commitment to Apothogen is $18 million, and the timing of this commitment is subject to capital calls approved by Apothogen's board of directors and JPMorgan. As such, JPMorgan can control all future capital calls. As of December 31, 2001, we had contributed approximately $0.3 million to Apothogen for Series A convertible preferred stock. The Series A preferred stock can be converted to Apothogen common stock at any time and is subject to a mandatory conversion upon the occurrence of certain events. Given the involvement of the chairman of our board of directors and our chief executive officer, we are accounting for our investment in Apothogen under the equity method of accounting. Accordingly, based on our current ownership interest of 14.75% of Apothogen's Series A convertible preferred stock, we are recognizing 14.75% of the net earnings or losses of Apothogen. In connection with this investment, we also entered into an agreement to be the exclusive provider of drug development and clinical research program management services to Apothogen. Under this agreement, these services will be provided to Apothogen at our customary and usual rates. We also granted Apothogen a first right to negotiate an exclusive license with respect to compounds acquired or licensed by us after October 5, 2001. We had a receivable from Apothogen as of December 31, 2001, of $0.2 million. Apothogen rents facility space from us and we provide Apothogen with development services and specified administrative services. During 2001, we recorded $0.1 million in rental income and $5 thousand in drug development services revenues from Apothogen.

In November 2001, we made a $4.7 million investment in SLIL Biomedical Corp. SLIL Biomedical is a privately held biopharmaceutical company engaged in the discovery and development of drugs to treat cancer and other diseases. We purchased 2.0 million shares of SLIL Biomedical Series C preferred stock. In connection with this investment, we also received a warrant to purchase up to $1.2 million of stock which SLIL Biomedical issues in connection with a future institutional offering at the price per share stated in that offering. We owned approximately 18.7% of SLIL Biomedical as of December 31, 2001. We are accounting for this investment under the cost method.

In March 1999, we acquired ATP, Inc., a health information services company. We acquired all of the outstanding stock of ATP, Inc. in exchange for approximately 876,000 shares of our common stock. In February 2001, we changed the name of this subsidiary to PPD Medical Communications. PPD Medical Communications provides customized inbound and outbound telecommunications programs targeting consumers and healthcare providers. We accounted for this acquisition as a pooling of interests transaction. Accordingly, our financial statements include results of PPD Medical Communications for all periods presented.

In February 1999, we invested in PPGx with Axys Pharmaceuticals, Inc. to pursue the business of pharmacogenomics, which is the use of genetic information to predict the characteristics of drugs. We contributed $1.5 million in cash, the stock of our Intek subsidiary and the rights to a software license in exchange for an 18.2% ownership interest in PPGx. We accounted for our investment in PPGx under the cost method. In December 2000, we exercised our option to increase our ownership to 50% for $5.9 million. Subsequently, PPGx was acquired by DNA Sciences, Inc., a genetics discovery company focused on identifying the genetic basis of disease susceptibility, disease progression and response to drug treatment, in exchange for 1,479,000 shares of Series D preferred stock of DNA Sciences. We retained our exclusive marketing rights to PPGx pharmacogenomics products and services. Also in December 2000, we purchased 1,478,000 shares of DNA Sciences Series C preferred stock for $15.0 million. In December 2001, we relinquished our exclusive marketing rights for DNA Sciences' pharmacogenomics products and services, entered into a new non-exclusive sales agency agreement, acquired the code and rights to DNA Sciences' GeneTrials™ bioinformatics platform, and acquired specified licensing rights to therapeutic applications of DNA Sciences' genetic research. We owned 10.8% of DNA Sciences as of December 31, 2001, and account for this investment under the cost method.

Effective January 31, 1999, we sold our environmental sciences group to Environ Holdings, Inc., a new company formed by the management of the environmental sciences group. We received $1.2 million in cash, a note in the amount of $7.0 million (which was paid in full in the first quarter of 1999) and a 12-year note in the amount of $18.0 million. We did not recognize a gain or loss as a result of the sale because the sales price was equal to the book value of the net assets sold. We also entered into a three-year consulting agreement to provide consulting services to Environ Holdings for a fee of $0.5 million per year.

RESULTS OF OPERATIONS

We recognize revenues from fixed-price contracts on a percentage-of-completion basis in our Development Group. To measure the percentage of completion, the Company compares actual costs incurred to estimated total contract costs. We recognize revenues from time-and-materials contracts as hours are incurred, multiplied by the billable rates for each contract in both our Development Group and Discovery Sciences Group. We also recognize revenues from unitized contracts as subjects or samples are tested, multiplied by the price of each. We record revenues net of reimbursement received from clients for pass-through expenses, which generally include subcontractor costs that consist of investigator fees, travel and other contract costs. Effective January 1, 2002, we plan to account for these expenses in direct costs and the related reimbursements as a separate revenue line item. See further discussion regarding Topic D-103 requirements in the "Recently Issued Accounting Standards" section below.

Discovery Sciences Group revenues also include nonrefundable technology license fees and milestone payments. For nonrefundable license fees received at the initiation of license agreements for which we have an ongoing research and development commitment, we defer these fees and recognize them ratably over the period of the related research and development. For nonrefundable license fees received under license agreements where our continued performance of future research and development services is not required, we recognize revenue upon delivery of the technology. These non-refundable fees are generally up-front payments for the initial license of and access to our technology. In addition to license fees, our Discovery Sciences Group also generates revenue from time to time in the form of milestone payments. Milestone payments are only received and recognized as revenues if the specified milestone is achieved and accepted by the customer. Although these payments are typically lower than up-front license fees, these payments can be significant because they are triggered as a result of achieving scientifically specified milestones.

We record our recurring operating expenses among four categories:

direct costs;
research and development;
selling, general and administrative; and
depreciation and amortization.

Direct costs consist of appropriate amounts necessary to carry out the revenue and earnings process, and include direct labor and related benefit charges, other costs directly related to contracts, and an allocation of facility and information technology costs. Direct costs, as a percentage of net revenues, tend to and are expected to fluctuate from one period to another, as a result of changes in labor utilization and the mix of service offerings involving the hundreds of studies conducted during any period of time.

Research and development, or R&D, expenses consist primarily of labor and related benefit charges associated with personnel performing internal research and development work, supplies associated with this work and an allocation of facility and information technology costs.

Selling, general and administrative, or SG&A, expenses consist primarily of administrative payroll and related benefit charges, sales, advertising and promotional expenses, recruiting and relocation expenses, administrative travel, an allocation of facility and information technology costs and costs related to professionals working in an indirect capacity.

Depreciation and amortization expenses consist of depreciation costs recorded on a straight-line method on property and equipment. In addition, the excess of the purchase price of a business acquired over the fair value of net tangible assets and identifiable intangible assets and acquired in-process research and development costs at the date of the acquisitions has been assigned to goodwill. Goodwill is being amortized over periods of 10 to 25 years. In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," or SFAS No. 142. We intend to adopt SFAS No. 142 as of January 1, 2002, as required, and will no longer record amortization of goodwill in our financial statements. Rather, we will analyze goodwill for impairment at the reporting unit level during the first quarter of 2002 and, at a minimum, on an annual basis going forward. Amortization expense related to goodwill for 2001 was $0.9 million and would have been expected to approximate this amount in 2002 under pre-existing accounting standards.

The following tables set forth, for the periods indicated, amounts for certain items in our consolidated financial statements expressed as a percentage of net revenue from continuing operations and the percentage changes in dollar amounts of certain items compared with the prior period:

	Percentage of Net Revenue from Continuing Operations For the Years Ended December 31,					
	1999		2000		***2001***	
	Amount	%	Amount	%	***Amount***	***%***
(dollars in thousands)						
Net revenue: [1]						
Development	$ 299,769	99.1%	$ 330,516	95.7%	***$ 403,701***	***93.5%***
Discovery sciences	2,761	0.9	14,802	4.3	***27,840***	***6.5***
	302,530	100.0	345,318	100.0	***431,541***	***100.0***
Direct costs:						
Development	146,921	48.6	166,586	48.3	***196,078***	***45.5***
Discovery sciences	6,073	2.0	5,978	1.7	***11,794***	***2.7***
	152,994	50.6	172,564	50.0	***207,872***	***48.2***
Research and development expenses	2,638	0.9	2,791	0.8	***4,422***	***1.0***
Selling, general and administrative expenses	95,130	31.4	109,183	31.6	***126,391***	***29.3***
Depreciation and amortization	14,842	4.9	17,233	5.0	***20,264***	***4.7***
Merger costs	218	0.1	-	-	***-***	***-***
Operating income	$ 36,708	12.1%	$ 43,547	12.6%	***$ 72,592***	***16.8%***

	Percentage Change For the Years Ended December 31,	
	2000 vs. 1999	***2001 vs. 2000***
Net revenue:		
Development	10.3%	***22.1%***
Discovery sciences	436.1	***88.1***
Total net revenue	14.1	***25.0***
Direct costs:		
Development	13.4	***17.7***
Discovery sciences	(1.6)	***97.3***
Research and development expenses	5.8	***58.4***
Selling, general and administrative expenses	14.8	***15.8***
Depreciation and amortization	16.1	***17.6***

[1] *Net of subcontractor costs.*

YEAR ENDED DECEMBER 31, 2001 VERSUS YEAR ENDED DECEMBER 31, 2000

Net revenue increased $86.2 million, or 25.0%, to $431.5 million in 2001 from $345.3 million in 2000. The Development Group's operations accounted for 93.5% of net revenue for 2001. The Development Group generated net revenue of $403.7 million, an increase of $73.2 million, or 22.1%, from 2000. The growth in the Development Group operations was primarily attributable to an increase in the size, scope and number of contracts in the global contract research organization, or CRO, Phase II through IV services, as well as the increase in the number of contracts in the North America laboratory services.

The Discovery Sciences Group generated net revenue of $27.8 million in 2001, an increase of $13.0 million, or 88.1%, from 2000. The growth in the Discovery Sciences operations was primarily attributable to revenue generated by our sublicensing of the compound dapoxetine to ALZA Corporation (which was acquired by Johnson & Johnson) in the first quarter of 2001 and the payments from Eli Lilly and Company in 2001 for relinquishing our rights to all compounds other than dapoxetine licensed by us in 1998.

Total direct costs increased 20.5% to $207.9 million in 2001 from $172.6 million in 2000 and decreased as a percentage of net revenue to 48.2% for 2001 as compared to 50.0% in 2000. The Development Group direct costs increased to $196.1 million in 2001 as compared to $166.6 million in 2000. This increase resulted primarily from increased personnel costs due to the increase in the size and number of contracts in the global CRO Phase II through IV services. The Development Group direct costs decreased as a percentage of related net revenue to 48.6% in 2001 from 50.4% in 2000. This decrease is principally due to the mix of levels of personnel involved in the contracts performed, variations in the utilization of personnel and the mix of contracts being performed during each period. The Discovery Sciences Group direct costs increased to $11.8 million in 2001 as compared to $6.0 million in 2000. This increase was primarily due to the costs associated with sublicensing dapoxetine and the increase in the functional genomics' direct costs associated with its increased FTE revenue.

R&D expenses increased 58.4% to $4.4 million in 2001 from $2.8 million in 2000. This increase was primarily due to the increase in spending on R&D in the Discovery Sciences Group. As of the end of 2001, the Discovery Sciences Group had more than double the number of employees working on R&D as compared to the end of 2000.

SG&A expenses increased 15.8% to $126.4 million in 2001 from $109.2 million in 2000. The increase was primarily attributable to additional administrative personnel costs and an increase in recruiting and training costs associated with new hires to support our expanding operations. As a percentage of net revenue, SG&A expenses decreased to 29.3% in 2001 from 31.6% in 2000. This decrease is primarily attributable to the increase in revenue and, to a smaller extent, to increased efficiencies as our operations expand.

Total depreciation and amortization expense increased $3.1 million, or 17.6%, to $20.3 million in 2001 from $17.2 million in 2000. The increase was related to the depreciation on the increased investment in property and equipment due primarily to our growth. Capital expenditures were $41.9 million in 2001 as compared to $21.5 million in 2000. The acquisition of a new airplane, for cash, to replace our previous one, which was more than 27 years old, as well as additional facility costs related to our laboratories to increase capacity, additional software licenses related to our increase in headcount and additional scientific equipment in our laboratories, accounted for the majority of our capital investment in 2001.

Operating income increased $29.1 million to $72.6 million in 2001, as compared to $43.5 million in 2000. As a percentage of net revenue, operating income of 16.8% in 2001 represents an improvement from 12.6% of net revenue in 2000. This increase was primarily due to the increase in revenue and our focus on controlling the increase in both direct and administrative costs as revenues increased.

Our provision for income taxes increased $10.2 million, or 55.2%, to $28.7 million in 2001, as compared to $18.5 million in 2000. Our effective income tax rate increased to 36.9% in 2001 from 36.4% in 2000. Because we conduct operations on a global basis, our effective tax rate has and will continue to depend upon the geographic distribution of our pretax earnings among locations with varying tax rates. In particular, as the geographic mix of our pre-tax earnings among various tax jurisdictions changes, our effective tax rate might vary from period to period.

In October 2001, we made an investment in Apothogen, Inc. Given the involvement of the chairman of our board of directors and our chief executive officer, we are accounting for our investment in Apothogen under the equity method of accounting. Equity in net loss of investee, net of income taxes, was $0.1 million for 2001. We expect to recognize development revenues for services performed for Apothogen in 2002, which we expect will partially offset our equity losses in Apothogen.

Net income of $49.2 million in 2001 represents an increase of $16.9 million over $32.3 million in 2000. Net income per diluted share of $0.94 for 2001 compares to $0.64 in 2000.

YEAR ENDED DECEMBER 31, 2000, VERSUS YEAR ENDED DECEMBER 31, 1999

Net revenue increased $42.8 million, or 14.1%, to $345.3 million in 2000 from $302.5 million in 1999. The Development Group's operations accounted for 95.7% of net revenue for 2000. The Development Group generated net revenue of $330.5 million, an increase of $30.7 million, or 10.3%, from 1999. The growth in the Development Group operations was primarily attributable to an increase in the size, scope and number of contracts in the global contract research organization, or CRO, Phase II through IV services as well as the increase in the number of contracts in the North America Phase 1 and laboratory services.

The Discovery Sciences Group generated net revenue of $14.8 million in 2000, an increase of $12.0 million, or 436.1%, from 1999. The growth in the Discovery Sciences operations was primarily attributable to revenue generated by functional genomics business as a result of entering into new contracts in January 2000 and July 2000. In addition, the combinatorial chemistry business had an increase in contracts during 2000.

Total direct costs increased 12.8% to $172.6 million in 2000 from $153.0 million in 1999 and decreased as a percentage of net revenue to 50.0% for 2000 as compared to 50.6% in 1999. Development direct costs increased to $166.6 million in 2000 as compared to $146.9 million in 1999. The increased direct cost dollars resulted primarily from increased personnel costs due to the increase in the size and number of contracts in the global CRO Phase II through IV services. The Development Group direct costs increased as a percentage of related net revenue to 50.4% in 2000 from 49.0% in 1999. This increase is principally due to the mix of levels of personnel involved in the contracts performed and an increase in personnel utilization due to quality initiatives. Discovery Sciences' direct costs decreased to $6.0 million in 2000 as compared to $6.1 million in 1999.

R&D expenses increased 5.8% to $2.8 million in 2000 from $2.6 million in 1999. This increase was primarily due to the increase in spending on R&D in the Discovery Sciences Group.

SG&A expenses increased 14.8% to $109.2 million in 2000 from $95.1 million in 1999. The increase was primarily attributable to an investment in additional administrative personnel and an increase in facility and information technology costs to support expanding operations. As a percentage of net revenue, SG&A expenses increased slightly to 31.6% in 2000 from 31.4% in 1999.

Total depreciation and amortization expense increased $2.4 million, or 16.1%, to $17.2 million in 2000 from $14.8 million in 1999. The increase was related to the depreciation of the increased investment in property and equipment due primarily to our growth. Capital expenditures were $21.5 million in 2000. Additional scientific equipment in our laboratories accounted for approximately 33.2% of this capital investment. Furniture and leasehold improvements in existing facilities accounted for approximately 25.6%, while the enhancement and expansion of information technology capacities accounted for approximately 26.0%. The remaining capital expenditures were incurred predominantly in connection with the expansion of existing operations and the opening of new offices.

During the first quarter of 1999, we recorded merger costs of $0.2 million in connection with the acquisition of PPD Medical Communications. These costs were primarily cash expenses, such as legal and accounting fees, related to this transaction. We had no merger costs in 2000.

Operating income increased $6.8 million to $43.5 million in 2000, as compared to $36.7 million in 1999. As a percentage of net revenue, operating income of 12.6% in 2000 represents an improvement from 12.1% of net revenue in 1999. These increases were primarily due to our focus on controlling the increase in both direct and administrative costs, as revenues increased.

Net interest and other income increased $3.0 million, or 68.0%, to $7.3 million for 2000 from $4.3 million in 1999. The increase was primarily the result of the increase in interest income of $2.3 million. We recognized $1.6 million in interest income related to the notes receivable from the Chicago Center for Clinical Research and Environ Holdings in both 1999 and 2000.

We recorded a loss from discontinued operations, net of income tax expense, related to our environmental sciences group, of $0.4 million in 1999. We sold our environmental sciences group on January 31, 1999.

Our provision for income taxes increased $6.3 million, or 52.4%, to $18.5 million in 2000, as compared to $12.2 million in 1999. Our effective income tax rate increased to 36.4% in 2000 from 29.6% in 1999, primarily due to an investment transaction entered into in the fourth quarter of 1999, which created a significant capital gain. We offset this capital gain with a capital loss carryforward, which had previously been fully reserved. As a result of the reversal of the valuation allowance on this capital loss carryforward, we recognized a tax benefit of approximately $3.8 million.

Net income of $32.3 million in 2000 represents an increase of $3.8 million over $28.5 million in 1999. Net income per diluted share of $1.28 for 2000 compares to $1.15 in 1999. Excluding the discontinued operations, non-recurring tax benefits and merger charges in 1999, our 2000 net income of $32.3 million was 27.6% higher than net income of $25.3 million for 1999.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2001, we had $143.2 million of cash and cash equivalents on hand. We have historically funded our operations and growth, including acquisitions, with cash flow from operations, borrowings and sales of our stock. We are exposed to changes in interest rates on cash equivalents, short-term investments, and amounts outstanding under notes payable, notes receivable and lines of credit. Our cash and cash equivalents and short-term investments are invested in financial instruments, which are rated A or better by Standard & Poor's or Moody's and which have market interest rates.

For the year ended December 31, 2001, our operating activities provided $101.3 million in cash as compared to $61.9 million last year. The increase in cash flow from operations is primarily due to an increase in our net revenues, an increase in operating margins as a percentage of net revenues and our effort to control accounts receivable. For the 2001 period, net income of $49.2 million, depreciation and amortization of $20.3 million and the net increase of $33.1 million in assets and liabilities were partially offset by the $4.7 million decrease in deferred income taxes.

For the year ended December 31, 2001, our investing activities used $45.5 million in cash. The payment of $5.1 million for several cost method investments and capital expenditures of $41.9 million were slightly offset by $0.9 million from proceeds from the sale of property and equipment and $0.5 million received from the repayment of a note receivable.

For the year ended December 31, 2001, our financing activities provided $11.9 million in cash, as net proceeds from stock option exercises and the employee stock purchase plan totaling $13.6 million were partially offset by $1.7 million in repayments of capital lease obligations.

Working capital as of December 31, 2001 was $152.8 million, compared to $106.9 million at December 31, 2000. The increase in working capital was due primarily to the increase in cash and cash equivalents of $66.8 million and an increase in accounts receivable and unbilled services, net, of $22.3 million. This was partially offset by the increase in other accrued expenses and accrued income taxes of $19.1 million and the increase in unearned income of $29.0 million. The number of days revenue outstanding in accounts receivable and unbilled services, net of unearned income, also known as DSO, were 43.0 and 51.1 days as of December 31, 2001, and December 31, 2000, respectively. This improvement is a result of a focused effort by management on improving the accounts receivable collection process along with certain improved temporary terms regarding investigator fee down payments. We expect DSO in future periods will be approximately 50 days, but no assurance can be given that such expectations will be achieved.

In June 2001, we amended our revolving credit facility for $50.0 million from First Union National Bank. The primary purpose of the amendment was to extend the expiration date and to relax certain covenants governing financial ratios and investments. Indebtedness under the facility is unsecured and subject to traditional covenants relating to financial ratios. Borrowings under this credit facility are available to provide working capital and for general corporate purposes. As of December 31, 2001, there was no amount outstanding under this credit facility. This credit facility is currently scheduled to expire in June 2002, at which time any outstanding balance would be due.

In July 2001, we amended our revolving credit facility for $50.0 million from Wachovia Bank, N.A. The primary purpose of the amendment was to extend the expiration date and to relax certain covenants governing financial ratios and investments. Indebtedness under the line is unsecured and subject to traditional covenants relating to financial ratios. As of December 31, 2001, there was no amount outstanding under this credit facility. This credit facility is currently scheduled to expire in July 2002, at which time any outstanding balance would be due.

In September 2001, First Union and Wachovia merged to create Wachovia Corporation. This merger has had no effect on the structure and terms of our two revolving credit facilities.

In April 2000, we made an investment in Spotlight Health, Inc. (formerly known as ADoctorInYourHouse.com). In January 2001, we entered into an agreement with Spotlight Health and First Union National Bank to guarantee a revolving $2.0 million line of credit from First Union to Spotlight Health. Indebtedness under the line from First Union to Spotlight Health is unsecured and subject to traditional covenants relating to financial ratios. As of December 31, 2001, Spotlight Health had $2.0 million outstanding under this credit facility. This credit facility is currently scheduled to expire in June 2002, at which time any outstanding balance is due. We anticipate that Spotlight Health will seek to renew the facility at that time and we may elect to extend our guarantee. We review the financial statements of Spotlight Health on a quarterly basis to determine if they have sufficient financial resources to continue operations. While we do not have current concerns regarding this guarantee, there can be no assurance that we will not have to act upon this guarantee due to changes in the financial condition of the debtor.

We expect to continue expanding our operations through internal growth and strategic acquisitions. We expect these activities will be funded from existing cash, cash flow from operations and borrowings under our credit facilities. We believe that these sources of liquidity will be sufficient to fund our operations for the foreseeable future, but offer no assurances. In particular, our liquidity could be affected by our dependence on a small number of industries and clients, compliance with regulations, international risks, personal injury, environmental or intellectual property claims, as well as other factors described under "Factors that Might Affect our Business or Stock Price,"* "Potential Volatility of Quarterly Operating Results and Stock Price," "Quantitative and Qualitative Disclosures about Market Risk,"and "Critical Accounting Policies and Estimates." From time to time, we evaluate potential acquisitions and other growth opportunities, which might require additional external financing, and we might seek funds from public or private issuances of equity or debt securities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The majority of our revenues are recorded from fixed-price contracts on a percentage-of-completion basis based on assumptions regarding patient enrollment and the anticipated scope of work. Each month costs are accumulated on each project and compared to the budget for that particular project. This determines the percentage-of-completion on the project. This percentage is multiplied by the contract value to determine the amount of revenue that can be recognized. Each month management reviews the budget on each project to determine if the assumptions within the budget are still correct and budgets are adjusted accordingly. As the

* Included in our annual report on Form 10K for the year ended December 31, 2001.

work progresses, original estimates might be deemed incorrect due to revisions in the scope of work or patient enrollment rate and a contract modification might be negotiated with the customer to cover additional costs. We bear the risk of cost overruns. In the past, we have had to commit unanticipated resources to complete projects, resulting in lower gross margins on those projects. We might experience similar situations in the future. Should our estimated costs on fixed price contracts prove to be low, future margins could be reduced, absent our ability to negotiate a contract modification. We accumulate information on each project to refine our bidding process. Historically, the majority of our estimates and assumptions have been materially correct, but these estimates might not continue to be accurate. Clients generally may terminate a study at any time, which might cause unplanned periods of excess capacity and reduced revenues and earnings. To offset the effects of early terminations of significant contracts, we attempt to negotiate the payment of an early termination fee as part of the original contract.

In our Discovery Science Group, we generate revenue from time to time in the form of milestone payments. Milestone payments are only received and recognized as revenues if the specified milestone is achieved and accepted by the customer. Although these payments are typically lower than up-front license fees, these payments can be significant because they are triggered as a result of achieving specified scientific milestones. Future potential milestone payments under various discovery contracts might never be received if the milestones are not achieved.

Included in "Accounts receivable and unbilled services, net" on our Consolidated Balance Sheets is a reserve for doubtful accounts. Generally, before we do business with a new client, we have a credit check performed on that company to determine if they have a satisfactory credit rating. Senior management reviews the accounts receivable aging on a monthly basis to determine if any receivables will potentially be uncollectable. After all attempts to collect the receivable have failed, the receivable is written off against the reserve. Based on the information available to us, we believe our reserve for doubtful accounts as of December 31, 2001, was adequate. However, no assurances can be given that actual write-offs will not exceed the recorded reserve. On a quarterly basis, we review the financial statements and compliance certificates submitted by the entities that owe us money under outstanding notes receivable. To date, we have not had any indication that these notes will not be paid in full on a timely basis. All payments of interest and/or principal due had been made on a timely basis as of December 31, 2001. Due to unforeseen circumstances in the future, we may be unable to collect all or part of these notes receivable.

Our investments consist of equity instrument investments in private entities for which fair values are not readily determinable. All of our investments are recorded under the cost method of accounting, with the exception of Apothogen. Many of our investments are in relatively early stage life sciences or biotechnology companies that do not have long-established products or proven technologies. Therefore, these investments are subject to write-down for impairment whenever events or changes in circumstances indicate that the carrying amount of these investments may not be recoverable. Senior management reviews these investments for other than temporary declines in value, at a minimum, on a quarterly basis. Given the nature of the companies, such assessments are judgmental.

Given the involvement of the chairman of our board of directors and our chief executive officer, we account for our investment in Apothogen under the equity basis method of accounting. Our maximum total capital commitment to Apothogen is $18 million and the timing of this commitment is subject to capital calls approved by Apothogen's board of directors and JPMorgan. As such, JPMorgan can control all future capital calls. We believe that the extent of our capital commitment to Apothogen will depend on the success of Apothogen in identifying and developing compounds and the resulting licensing or commercialization of those compounds. As of December 31, 2001, we had contributed approximately $0.3 million to Apothogen.

Based on estimates of future taxable profits and losses in certain foreign tax jurisdictions, management has determined that a valuation allowance of $0.7 million is required for specific foreign tax loss carryforwards as of December 31, 2001. If these estimates prove inaccurate, a change in the valuation allowance, up or down, could be required in the future.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. If indicators of impairment were present, we would evaluate the carrying value of property and equipment and intangible assets, including goodwill, in relation to estimates of future undiscounted cash flows of the underlying business, which are based on judgment and assumptions.

The only off-balance sheet financing arrangement with non-consolidated entities that we have is with Spotlight Health. We are the guarantor of a $2.0 million revolving line of credit between Spotlight Health and First Union National Bank. See full details on this arrangement disclosed in the "Liquidity" section.

In the normal course of business, we are party to various claims and legal proceedings. We record a reserve for these matters when an adverse outcome is probable and the amount of the potential liability is reasonably estimable. Although the ultimate outcome of these matters is currently not determinable, we do not believe that the resolution of these matters will have a material effect upon our financial condition, results of operations or cash flows for an interim or annual period. We attempt to manage our risk of liability for personal injury or death from administration of products under study through stringent operating procedures, contractual indemnification provisions with clients and minimum insurance requirements for clients. See full details on this insurance disclosed in the "Potential Liability and Insurance" section.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

Future minimum payments for all contractual obligations for years subsequent to December 31, 2001, are as follows (in thousands):

	Total	2002	2003-2004	2005-2006	2007 and thereafter
Capital lease obligations, including interest payments	$ 3,288	$ 1,327	$ 1,961	$ -	$ -
Operating leases	146,935	20,928	38,029	34,019	53,959
Less: sublease income	(400)	(400)	-	-	-
Total	$ 149,823	$ 21,855	$ 39,990	$ 34,019	$ 53,959

Other commercial commitments include the guarantee we provide on Spotlight Health's $2.0 million line of credit. See full details on this arrangement in the "Liquidity" section.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Investments and Hedging Activities," or SFAS No. 133. SFAS No. 133 establishes accounting and reporting standards for derivatives and hedging activities and supercedes several existing standards. SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Our adoption of SFAS No. 133 as of January 1, 2001, did not have a material impact on our consolidated financial statements.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations," or SFAS No. 141, and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," or SFAS No. 142. We have adopted SFAS No. 141 as of July 1, 2001, which requires that all business combinations be accounted for under the purchase method and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. We intend to adopt SFAS No. 142 as of January 1, 2002, as required, and for goodwill and intangible assets acquired after June 30, 2001 (for the nonamortization and amortization provisions of the Statement), we have adopted the required provisions. We will no longer record amortization of goodwill in the financial statements effective January 1, 2002, as required by SFAS No. 142. Rather, we will analyze goodwill for impairment at the reporting unit level during the first quarter of 2002 and, at a minimum, on an annual basis going forward. Amortization expense related to goodwill for 2001 was $0.9 million and would have been expected to approximate this amount in 2002 under pre-existing accounting standards.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets,"or SFAS No. 144, which supercedes SFAS No. 121 and portions of

APB Opinion No. 30. SFAS No. 144 provides guidance on the recognition and impairment of long-lived assets to be held and used and for long-lived assets to be disposed. We intend to adopt SFAS No. 144 as of January 1, 2002, as required, and do not believe the adoption will have a material impact on our consolidated financial statements.

In November 2001, the FASB issued Topic D-103, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred." Topic D-103 requires reimbursements for out-of-pocket expenses incurred to be characterized as revenue in the income statement. Currently, we account for out-of-pocket expenses and contracted physician expenses as a reduction of revenues. Topic D-103 is effective for periods beginning after December 15, 2001, and will require comparative financial statements for prior periods to be reclassified. We are currently in the process of evaluating the impact that Topic D-103 will have on our consolidated financial statements.

TAXES

Because we conduct operations on a global basis, our effective tax rate has and will continue to depend upon the geographic distribution of our pretax earnings among locations with varying tax rates. Our profits are further impacted by changes in the tax rates of the various taxing jurisdictions. In particular, as the geographic mix of our pre-tax earnings among various tax jurisdictions changes, our effective tax rate might vary from period to period.

POTENTIAL LIABILITY AND INSURANCE

Clinical research services involve the testing of new drugs on human volunteers pursuant to a study protocol. This testing exposes us to the risk of liability for personal injury or death to patients resulting from, among other things, possible unforeseen adverse side effects or improper administration of the new drug. Many of these patients are already seriously ill and are at risk of further illness or death. We attempt to manage our risk of liability for personal injury or death to patients from administration of products under study through measures such as stringent operating procedures and contractual indemnification provisions with clients and through insurance maintained by clients. We monitor our clinical trials in compliance with government regulations. We have adopted global standard operating procedures intended to satisfy regulatory requirements in the United States and in many foreign countries and serve as a tool for controlling and enhancing the quality of our clinical trials. The contractual indemnifications generally do not protect us against our own actions, such as negligence. We currently maintain professional liability insurance coverage of up to $15.0 million per claim, with an annual aggregate policy limit of $15.0 million.

POTENTIAL VOLATILITY OF QUARTERLY OPERATING RESULTS AND STOCK PRICE

Our quarterly and annual operating results have fluctuated in the past, and we expect that they will continue to fluctuate in the future. Factors that could cause these fluctuations include:

- *our dependence on a small number of industries and clients;*
- *the timing of the initiation, progress or cancellation of significant projects;*
- *the mix of products and services sold in a particular period;*
- *our need to recruit and retain experienced personnel;*
- *rapid technological change and the timing and amount of start-up costs incurred in connection with the introduction of new products and services;*
- *intellectual property risks;*
- *the timing of our Discovery Sciences Group milestone payments or other revenue;*
- *the timing of the opening of new offices;*
- *the timing of other internal expansion costs;*
- *the timing and amount of costs associated with integrating acquisitions; and*
- *exchange rate fluctuations between periods.*

Delays and terminations of trials are often the result of actions taken by our customers or regulatory authorities and are not typically controllable by us. Because a large percentage of our operating costs are relatively fixed while revenue is subject to fluctuation, variations in the timing and progress of large contracts can materially affect our quarterly operating results. We believe that comparisons of our quarterly financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

Fluctuations in quarterly results or other factors beyond our control could affect the market price of our common stock. Such factors include changes in earnings estimates by analysts, market conditions in our industry, changes in environmental, pharmaceutical and biotechnology industries, general economic conditions, and differences in assumptions employed compared to actual results. Any effect on our common stock could be unrelated to our longer-term operating performance.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to foreign currency risk by virtue of our international operations. We conduct business in several foreign countries. Approximately 14.8%, 12.2% and 15.0% of our net revenues for the years ended December 31, 1999, 2000 and 2001, respectively, were derived from operations outside the United States. Funds generated by each subsidiary are generally reinvested in the country where they are earned. Our operations in the United Kingdom generated more than 51% of our revenue from international operations during 2001. Accordingly, we do have some exposure to adverse movements in the pound sterling and other foreign currencies. The United Kingdom has traditionally had a relatively stable currency compared to our functional currency, the U.S. dollar. We anticipate that those conditions will persist for at least the next 12 months, but cannot guarantee such.

The vast majority of our contracts are entered into by our United States or United Kingdom subsidiaries. The contracts entered into by the United States subsidiaries are almost always denominated in United States dollars. Contracts between our United Kingdom subsidiaries are generally denominated in pounds sterling, United States dollar or Euros. In most transactions involving multiple currencies, contractual provisions either limit or reduce the economic risk.

We do have some currency risk resulting from the passage of time between the invoicing of customers under contracts and the ultimate collection of customer payments against those invoices. If a contract is denominated in a currency other than the subsidiary's local currency, we recognize a receivable at the time of invoicing for the local currency equivalent of the foreign currency invoice amount. Changes in exchange rates from the time the invoice is prepared and payment from the customer is received will result in our receiving either more or less in local currency than the local currency equivalent of the invoice amount at the time the invoice was prepared and the receivable established. We recognize this difference as a foreign currency transaction gain or loss, as applicable, and report it in other income, net.

Changes in exchange rates between the applicable foreign currency and the U.S. dollar will affect the translation of foreign subsidiaries' financial results into U.S. dollars for purposes of reporting our consolidated financial results. The process by which each foreign subsidiary's financial results are translated to U.S. dollars is as follows:

income statement accounts are translated at average exchange rates for the period;

balance sheet assets and liability accounts are translated at end of period exchange rates; and

equity accounts are translated at historical exchange rates.

Translation of the balance sheet in this manner affects the shareholders' equity account, referred to as the cumulative translation adjustment account. This account exists only in the foreign subsidiary's U.S. dollar balance sheet and is necessary to keep the foreign balance sheet, stated in U.S. dollars, in balance. Translation adjustments are reported with accumulated other comprehensive income (loss) as a separate component of shareholders' equity. To date, cumulative translation adjustments have not been material to our consolidated financial position. Adjustments could in the future be material to our financial statements.

There are no material exchange controls currently in effect in any country in which we conduct operations on the payment of dividends or otherwise restricting the transfer of funds outside these countries. Although we perform services for clients located in a number of foreign jurisdictions, to date, we have not experienced any difficulties in receiving funds remitted from foreign countries. However, if any of these jurisdictions imposed or modified existing exchange control restrictions, the restrictions could have an adverse effect on our financial condition.

We are exposed to changes in interest rates on our cash equivalents, short-term investments and amounts outstanding under notes payable and lines of credit. We invest our cash and cash equivalents and short-term investments in financial instruments with interest rates based on financial market conditions.

Change in Accountants

Effective February 25, 2002, our board of directors appointed Deloitte & Touche LLP ("D&T"), Raleigh, North Carolina, to serve as our independent auditors for the fiscal year ending December 31, 2002. Pricewaterhouse Coopers LLP ("PwC"), and its predecessor, Coopers & Lybrand L.L.P., had audited our financial statements since 1994. PwC was dismissed as our independent auditors on February 25, 2002. The reports prepared and issued on our financial statements for the fiscal years ended December 31, 2001, and December 31, 2000, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, scope or accounting principles. The decision to change independent auditors was recommended by our audit committee and approved by our board of directors. During our two most recent fiscal years through the date of PwC's dismissal, there have been no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of PwC, would have caused PwC to make a reference to the subject matter of the disagreements in connection with their reports on the financial statements for such years.

CONSOLIDATED STATEMENTS OF OPERATIONS

in thousands, except per share data

	Years Ended December 31,		
	1999	2000	**2001**
Development revenues, net of subcontractor costs of $120,666, $120,455 and $155,652, respectively	$ 299,769	$ 330,516	***$ 403,701***
Discovery sciences revenues, net of subcontractor costs of $57, $145 and $476, respectively	2,761	14,802	***27,840***
Net revenue	302,530	345,318	***431,541***
Direct costs - Development	146,921	166,586	***196,078***
Direct costs - Discovery sciences	6,073	5,978	***11,794***
Research and development expenses	2,638	2,791	***4,422***
Selling, general and administrative expenses	95,130	109,183	***126,391***
Depreciation and amortization	14,842	17,233	***20,264***
Merger costs	218	-	-
	265,822	301,771	***358,949***
Operating income	36,708	43,547	***72,592***
Interest:			
Income	3,555	5,808	***5,480***
Expense	(400)	(505)	***(535)***
Interest income, net	3,155	5,303	***4,945***
Other income, net	1,182	1,981	***469***
Income from continuing operations before provision for income taxes	41,045	50,831	***78,006***
Provision for income taxes	12,154	18,521	***28,747***
Income from continuing operations before equity in net loss of investee	28,891	32,310	***49,259***
Equity in net loss of investee, net of income taxes	-	-	***92***
Income from continuing operations	28,891	32,310	***49,167***
Loss from operations of discontinued environmental sciences segment, net of income tax benefit of $251	395	-	-
Net income	$ 28,496	$ 32,310	***$ 49,167***
Income from continuing operations per common share:			
Basic	$ 0.59	$ 0.65	***$ 0.95***
Diluted	$ 0.58	$ 0.64	***$ 0.94***
Loss from discontinued operations per common share:			
Basic	$ (0.01)	$ -	***$ -***
Diluted	$ (0.01)	$ -	***$ -***
Net income per common share:			
Basic	$ 0.58	$ 0.65	***$ 0.95***
Diluted	$ 0.57	$ 0.64	***$ 0.94***
Weighted average number of common shares outstanding:			
Basic	49,132	49,930	***51,689***
Dilutive effect of stock options	574	424	***805***
Diluted	49,706	50,354	***52,494***

■ ***The accompanying notes are an integral part of these consolidated financial statements.***

CONSOLIDATED BALANCE SHEETS

in thousands, except share data

	As of December 31,	
	2000	**2001**
ASSETS		
Current assets		
Cash and cash equivalents	$ 76,411	***$ 143,173***
Accounts receivable and unbilled services, net	118,400	***140,744***
Investigator advances	4,104	***6,008***
Prepaid expenses and other current assets	12,185	***10,507***
Current maturities of note receivable	500	***500***
Deferred tax asset	2,133	***9,273***
Total current assets	213,733	***310,205***
Property and equipment, net	60,240	***85,690***
Goodwill, net	9,034	***7,590***
Notes receivable, long-term portion	19,000	***17,000***
Investments	38,755	***43,758***
Other assets	4,153	***1,157***
Total assets	$ 344,915	***$ 465,400***
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 8,772	***$ 8,210***
Payables to investigators	5,538	***7,988***
Other accrued expenses	38,248	***48,951***
Unearned income	53,385	***82,336***
Accrued income taxes	273	***8,688***
Current maturities of long-term debt and capital lease obligations	614	***1,203***
Total current liabilities	106,830	***157,376***
Long-term debt and capital lease obligations, less current maturities	1,353	***1,871***
Deferred rent and other	2,789	***3,518***
Total liabilities	110,972	***162,765***
Commitments and contingencies (Notes 10 and 14)		
Shareholders' equity		
Common stock, $0.10 par value, 95,000,000 shares authorized; 50,669,526 and 51,930,313 shares issued and outstanding, respectively	5,066	***5,193***
Paid-in capital	142,975	***164,162***
Retained earnings	91,007	***140,174***
Deferred compensation	-	***(966)***
Accumulated other comprehensive loss	(5,105)	***(5,928)***
Total shareholders' equity	233,943	***302,635***
Total liabilities and shareholders' equity	$ 344,915	***$ 465,400***

■ ***The accompanying notes are an integral part of these consolidated financial statements.***

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

in thousands

	Common Shares	Par Value	Paid-in Capital	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Loss	Total	Comprehensive Income (Loss)
Balance December 31, 1998	48,618	$ 4,862	$124,277	$ 30,201	-	$ (571)	$158,769	
Net income				28,496			28,496	$ 28,496
Other comprehensive loss:								
Translation adjustments						(2,154)	(2,154)	(2,154)
Comprehensive income								$ 26,342
Issuance of common shares for exercise of stock options and employee stock purchase plan	640	64	6,136				6,200	
Income tax benefit from exercise of stock options			1,153				1,153	
Balance December 31, 1999	49,258	4,926	131,566	58,697	-	(2,725)	192,464	
Net income				32,310			32,310	$ 32,310
Other comprehensive loss:								
Translation adjustments						(2,380)	(2,380)	(2,380)
Comprehensive income								$ 29,930
Issuance of common shares for exercise of stock options and employee stock purchase plan	1,412	140	9,028				9,168	
Income tax benefit from exercise of stock options			2,381				2,381	
Balance December 31, 2000	50,670	5,066	142,975	91,007	-	(5,105)	233,943	
Net income				*49,167*			*49,167*	*$ 49,167*
Other comprehensive loss:								
Translation adjustments						*(823)*	*(823)*	*(823)*
Comprehensive income								*$48,344*
Issuance of common shares for exercise of stock options and employee stock purchase plan	*1,230*	*124*	*13,483*				*13,607*	
Income tax benefit from exercise of stock options			*6,258*				*6,258*	
Stock issued for deferred compensation	*30*	*3*	*1,446*		*(1,449)*		-	
Amortization of stock compensation					*483*		*483*	
Balance December 31, 2001	*51,930*	*$ 5,193*	*$ 164,162*	*$ 140,174*	*$ (966)*	*$(5,928)*	*$302,635*	

■ ***The accompanying notes are an integral part of these consolidated financial statements.***

CONSOLIDATED STATEMENTS OF CASH FLOWS

in thousands

	Years Ended December 31,		
	1999	2000	***2001***
Cash flows from operating activities:			
Net income	$ 28,496	$ 32,310	***$ 49,167***
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	15,040	17,233	***20,264***
Discount on note receivable	-	-	***1,500***
Stock compensation amortization	-	-	***483***
Provision for doubtful accounts	409	1,060	***973***
Equity in net loss of investee	-	-	***92***
Gain on sale of business	-	(498)	***-***
Deferred income taxes	294	1,879	***(4,361)***
Loss on disposition of property and equipment, net	-	34	***438***
Change in operating assets and liabilities:			
Accounts receivable and unbilled services, net	(6,420)	(4,708)	***(23,317)***
Prepaid expenses and investigator advances	(1,987)	(2,519)	***(2,293)***
Current income taxes	(4,114)	6,190	***16,739***
Other assets	(3,962)	(761)	***411***
Accounts payable, other accrued expenses and deferred rent	6,428	8,927	***9,754***
Payable to investigators	712	(379)	***2,450***
Unearned income	15,704	3,172	***28,951***
Net cash provided by operating activities	50,600	61,940	***101,251***
Cash flows from investing activities:			
Purchases of property and equipment	(23,233)	(21,515)	***(41,889)***
Net cash received from sale of businesses	3,421	-	***-***
Proceeds from sale of property and equipment	31	225	***946***
Cash received from repayment of note receivable	500	500	***500***
Purchases of investments	(3,500)	(30,755)	***(5,095)***
Net cash paid for acquisitions	-	(1,500)	***-***
Net cash used in investing activities	(22,781)	(53,045)	***(45,538)***
Cash flows from financing activities:			
Proceeds from long-term debt	982	-	***-***
Principal repayments on long-term debt	(6,406)	(94)	***(54)***
Repayment of capital lease obligations	(11)	(429)	***(1,680)***
Proceeds from exercise of stock options and employee stock purchase plan	6,200	9,168	***13,606***
Net cash provided by financing activities	765	8,645	***11,872***
Effect of exchange rate changes on cash and cash equivalents	(2,154)	(2,380)	***(823)***
Net increase in cash and cash equivalents	26,430	15,160	***66,762***
Cash and cash equivalents, beginning of the year	34,821	61,251	***76,411***
Cash and cash equivalents, end of the year	$ 61,251	$ 76,411	***$ 143,173***

■ ***The accompanying notes are an integral part of these consolidated financial statements.***

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Operations and Significant Accounting Policies:

in thousands, except per share data

NATURE OF BUSINESS

Pharmaceutical Product Development, Inc. and its subsidiaries (collectively the "Company") provide a broad range of research and development and consulting services in the development and discovery sciences segments. In the development segment, the Company provides services, which include preclinical programs through phase 1 to phase 4 clinical development. In addition, the Company also offers post-market support services for drugs receiving approval for market use, such as product launch services, patient compliance programs, and medical communications programs for consumer and healthcare providers on product use and adverse events. The discovery sciences services include functional genomics, which is the study of gene functions to identify drug targets within the body, as well as biological chemistry research and preclinical biology services. The Company provides services under contract to clients in the pharmaceutical, general chemical, biotechnology and other industries. The Company markets its development services primarily in the United States and Europe. The Company's discovery revenues have all been generated in the United States to date.

Prior to selling its environmental sciences segment on January 31, 1999 (see Note 3), the Company also provided environmental sciences services. Environmental sciences services included assessment and management of chemical and environmental health risk, site investigation and remediation planning and litigation support. In addition to the industries mentioned above, the environmental sciences segment also marketed services to clients in the industrial, manufacturing and oil and gas industries. The environmental sciences segment marketed its services primarily in the United States and Europe.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts and results of operations of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated, including transactions with the equity method investee.

MERGER COSTS

The Company recorded merger costs of $218 in connection with the acquisition of ATP, Inc. (PPD Medical Communications) in 1999 (see Note 2). This acquisition was accounted for using the pooling of interests method of accounting. This cost was primarily transaction expenses related to this pooling transaction.

REVENUE RECOGNITION

The Company records revenues from fixed-price contracts on a percentage-of-completion basis. To measure the percentage-of-completion, the Company compares actual costs incurred to estimated total contract costs. Revenues from time-and-material contracts are recognized as hours are incurred multiplied by the billable rates for each contract. Revenues from unitized contracts are recognized as subjects or samples are tested multiplied by the price for each. Revenues are recorded net of reimbursement received from clients for pass-through expenses, which generally include subcontractor costs that consist of investigator fees, travel and certain other contract costs.

If we determine that a loss will result from the performance of a fixed-price contract, the entire amount of the estimated loss is charged against income in the period in which such determination is made. Clients generally may terminate a study at any time, which might cause unplanned periods of excess capacity and reduced revenues and earnings. To offset the effects of early terminations of significant contracts, the Company attempts to negotiate the payment of an early termination fee as part of the original contract.

Discovery Sciences Group revenues also include nonrefundable technology license fees and milestone payments. For nonrefundable license fees received at the initiation of license agreements for which the Company has an ongoing research and development commitment, the Company defers these fees and recognizes them ratably over the period of the related research and development. Nonrefundable license fees received under license agreements where the

Company's continued performance of future research and development services is not required, are recognized upon delivery of the technology. These non-refundable fees are generally up-front payments for the initial license of and access to technology. In addition to license fees, the Discovery Sciences Group also generates revenue from time to time in the form of milestone payments. Milestone payments are only received and recognized as revenues if the specified milestone is achieved and accepted by
the customer. Although these payments are typically lower than up-front license fees, these payments can be significant because they are triggered as a result of achieving specified scientific milestones.

In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," ("SAB 101"), which provides guidance on the recognition, presentation and disclosures of revenue in financial statements filed with the SEC. SAB 101, as amended by SAB 101A and SAB 101B, outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. SAB 101 was adopted in the Company's fourth quarter of fiscal year 2000. The adoption of SAB 101 did not have a significant impact on the Company's revenue recognition policies.

In November 2001, the FASB issued Topic D-103, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred." Topic D-103 requires reimbursements for out-of-pocket expenses incurred to be characterized as revenue in the income statement. Currently, the Company accounts for out-of-pocket expenses and contracted physician expenses as a reduction of revenues. Topic D-103 is effective for periods beginning after December 15, 2001, and will require comparative financial statements for prior periods to be reclassified. The Company is currently in the process of evaluating the impact that Topic D-103 will have on its consolidated financial statements.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of unrestricted cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid investments which are rated A or better by Standard & Poor's or Moody's and which have a maturity of three months or less at the date of purchase.

Supplemental cash flow information consists of the following:

	Years Ended December 31,		
	1999	2000	***2001***
Cash paid for interest	$ 319	$ 565	***$ 273***
Cash paid for income taxes, net	$ 15,972	$ 11,252	***$ 16,627***
Assets acquired under capital leases	$ 349	$ 2,006	***$ 2,841***
Property and equipment additions included in accounts payable	$ 1,458	$ 1,243	***$ 1,755***
Investment acquired for PPGx stock	$ -	$ 17,005	***$ -***

FINANCIAL INSTRUMENTS

In the fourth quarter of 1999, the Company entered into a short sale and repurchase of U.S. Treasury bonds with a face value of $520,000. This transaction matured on May 15, 2000. The Company is required to record these financial instruments at their net fair value on each reporting date, with any changes in the fair value recorded as either interest income or interest expense. Net interest expense of $100 and $349 has been recognized related to this transaction at December 31, 1999 and 2000, respectively. The Company was required to make a margin deposit of $2,600 related to this transaction.

INVESTIGATOR PAYMENTS

Billings and payments to investigators are based on predetermined contractual agreements that can differ from the accrual of the related costs. Investigator costs are recognized based upon the status of the work completed as a percentage of the total procedures required under the contract or based on patient enrollment over the term of the contract. Payments made in excess of the accrued costs are classified as investigator advances, and accrued costs in excess of amounts paid are classified as payables to investigators in the consolidated balance sheets. Contracted physician costs are considered a pass-through expense and are recorded as a reduction to revenues in the consolidated statements of operations. See the discussion of recent accounting pronouncements (Topic D-103) under "Revenue Recognition."

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is recorded using the straight-line method, based on estimated useful lives of 20 to 40 years for buildings, five to seven years for laboratory equipment, three to five years for computers and related equipment and seven to 10 years for furniture and equipment, except for the airplane which is being depreciated over 25 years. Leasehold improvements are amortized over the shorter of the respective lives of the leases or the useful lives of the improvements. Property under capital leases is amortized over the life of the lease or the service life, whichever is shorter.

INTERNAL USE SOFTWARE

The Company accounts for internal use software in accordance with the provisions of AICPA Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which requires certain direct costs and interest costs that are incurred during the application stage of development to be capitalized and amortized over the useful life of the software.

GOODWILL

The excess of the purchase price of businesses acquired over the fair value of net tangible assets and identifiable intangible assets and acquired in-process research and development costs at the date of the acquisitions has been assigned to goodwill. Goodwill is being amortized over periods of 10 to 25 years. Goodwill is presented net of accumulated amortization at December 31, 2000 and 2001, of $5,753 and $6,801, respectively. The amortization charges for each of the three years ended December 31, 1999, 2000 and 2001, were $1,005, $925 and $929, respectively.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations,"or SFAS No. 141. On July 1, 2001, the Company adopted SFAS No. 141, which requires that all business combinations initiated after June 30, 2001, be accounted for under the purchase method and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill.

REALIZABILITY OF CARRYING VALUE OF LONG-LIVED ASSETS

The Company is required to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in accordance with the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Accordingly, when indicators of impairment are present, the Company evaluates the carrying value of property, plant and equipment and intangibles, including goodwill, in relation to the operating performance and estimates of future undiscounted cash flows of the underlying business and recognizes an impairment, if necessary, to state property, plant and equipment and intangibles at their fair value. No such impairment was recorded during any of the three years ended December 31, 1999, 2000 and 2001.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," or SFAS No. 144, which supersedes SFAS No. 121 and portions of APB Opinion No. 30. SFAS No. 144 provides guidance on the recognition and impairment of long-lived assets to be held and used and for long-lived assets to be disposed. The Company intends to adopt SFAS No. 144 as of January 1, 2002, as required, and does not believe the adoption will have a material impact on the consolidated financial statements.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets,"or SFAS No. 142. The Company intends to adopt SFAS No. 142 as of January 1, 2002, as required, and for goodwill and intangible assets acquired after June 30, 2001 (for the nonamortization and amortization provisions of the Statement). The Company will no longer record amortization of goodwill in the financial statements effective January 1, 2002, as required by SFAS No. 142. Rather, the Company will analyze goodwill for impairment at the reporting unit level during the first quarter of 2002 and, at a minimum, on an annual basis going forward. Amortization expense related to goodwill for 2001 was $929 and would have been expected to approximate this amount in 2002 under pre-existing accounting standards.

INVESTMENTS

Investments consist of equity instrument investments in private entities for which fair values are not readily determinable. All of the Company's investments are recorded under the cost method of accounting, with the exception of Apothogen. These investments are subject to write-down for impairment whenever events or changes in circumstances indicate that the carrying amount of these investments may not be recoverable. Given the involvement of the chairman of the board of directors of the Company and the chief executive officer of the Company, the Company accounts for its investment in Apothogen under the equity method of accounting. Accordingly, based on its ownership of 14.75% of Apothogen's Series A convertible preferred stock, the Company has recognized 14.75% of the net losses of Apothogen.

OTHER ASSETS

Other assets are comprised primarily of other intangible assets and a net long-term deferred tax asset. Other intangible assets are being amortized on a straight-line basis over periods of three to 10 years. See Note 8.

UNBILLED SERVICES AND UNEARNED INCOME

In general, prerequisites for billings are established by contractual provisions, including predetermined payment schedules, the achievement of contract milestones or submission of appropriate billing detail. Unbilled services arise when services have been rendered but clients have not been billed. Conversely, unearned income represents amounts billed in excess of revenue recognized.

INCOME TAXES

Income taxes are computed using the asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactment of changes in tax law or rates. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recorded.

CONCENTRATION OF CREDIT RISK

Statement of Financial Accounting Standards No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk," requires disclosure of information about financial instruments with off-balance-sheet risk and financial instruments with concentrations of credit risk. Financial instruments that subject the Company to concentrations of credit risk consist principally of accounts receivable, notes receivable and cash equivalents.

The Company's clients are primarily pharmaceutical and biotechnology companies. One customer accounted for 10.3% and 10.7% of consolidated net revenue in 2001 and 2000, respectively. No single client accounted for more than 10% of the Company's net revenue in 1999. These revenues were derived from the Company's development segment. Concentrations of credit risk with respect to accounts receivable are limited to a degree due to the large number of clients comprising the Company's client base. Ongoing credit evaluations of clients' financial condition are performed and, generally, no collateral is required. The Company maintains reserves for potential credit losses and these losses, in the aggregate, have historically not exceeded management's estimates.

The Company's cash equivalents consist principally of commercial paper. Bank deposits at times exceed the FDIC insurance limit. Based on the nature of the financial instruments and/or historical realization of these financial instruments, the Company believes they bear minimal risk.

COMPREHENSIVE INCOME

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," requires the Company to display an amount representing comprehensive income for the year in a financial statement which is displayed with the same prominence as other financial statements. The Company has elected to present this information in the Statements of Shareholders' Equity. The Company's comprehensive income (loss) consists of net income and the change in the cumulative foreign currency translation adjustment.

FOREIGN CURRENCY TRANSLATIONS AND TRANSACTIONS

Assets and liabilities of foreign operations, where the functional currency is the local currency, are translated into U.S. dollars at the rate of exchange at each reporting date. Income and expenses are translated at the average rates of exchange prevailing during the month in which a transaction occurs. Gains or losses from translating foreign currency financial statements are recorded in other comprehensive income. The cumulative translation adjustment included in other comprehensive income for the years ended December 31, 1999, 2000 and 2001, totaled $(2,154), $(2,380) and $(823), respectively. Foreign currency transaction gains and losses are included in other income, net.

STOCK DIVIDEND

On April 16, 2001, the Board of Directors declared a one-for-one stock dividend. The record date for the dividend was April 27, 2001, and the distribution date was May 11, 2001. All share and per share amounts for all periods presented in the accompanying consolidated financial statements have been restated to reflect the effect of this stock dividend, which was accounted for as a stock split.

EARNINGS PER SHARE

The computation of basic income per share information is based on the weighted average number of common shares outstanding during the year. The computation of diluted income per share information is based on the weighted average number of common shares outstanding during the year plus the effects of any dilutive common stock equivalents.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation based on the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), which states that, for fixed plans, no compensation expense is recorded for stock options or other stock-based awards to employees that are granted with an exercise price equal to or above the estimated fair value per share of the Company's common stock on the grant date. In the event that stock options are granted with an exercise price below the estimated fair value of the Company's common stock at the grant date, the difference between the fair value of the Company's common stock and the exercise price of the stock option is recorded as deferred compensation. Deferred compensation is amortized to compensation expense over the vesting period of the stock option. The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which requires compensation expense to be disclosed based on the fair value of the options granted at the date of the grant. See Note 11.

ADVERTISING COSTS

Advertising costs are charged to operations as incurred. Advertising costs were approximately $1,206, $2,048 and $1,390 for the years ended December 31, 1999, 2000 and 2001, respectively.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are charged to operations as incurred. Research and development costs are listed as a separate line item on the Company's consolidated statements of operations.

DERIVATIVE INVESTMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Investments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivatives and hedging activities and supercedes several existing standards. SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133 as of January 1, 2001, did not have a material impact on the consolidated financial statements.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the 2001 presentation.

2. Acquisitions:

in thousands, except per share data

In March 1999, the Company acquired PPD Medical Communications (formerly ATP, Inc.), a health information services company. PPD Medical Communications provides customized inbound and outbound drug and medical information and marketing support services targeting consumers and health care providers. The Company acquired all of the outstanding stock of ATP, Inc. in exchange for issuance of approximately 876 thousand shares of the Company's common stock. Outstanding ATP, Inc. options were exchanged for options to acquire approximately 216 thousand shares of the Company's common stock. This acquisition was accounted for using the pooling of interests method. Accordingly, the Company's financial statements include the results of PPD Medical Communications for all periods presented.

3. Discontinued Operations:

in thousands, except per share data

Effective January 31, 1999, the Company sold its environmental sciences segment to Environ Holdings, Inc., a new company formed by the management of the environmental sciences segment, for total consideration of approximately $26,244 in a management buyout. The Company received cash of $1,244, a four-year note for $7,000 and a 12-year note for $18,000 (see Note 6). The sale resulted in no gain or loss because the sales price was equal to the book value of the net assets sold at the date of the sale. In the first quarter of 1999, the Company received full pre-payment of the four-year note.

The operating results of the environmental sciences segment for the year ended December 31, 1999, were as follows:

Net revenues	$ 3,866
Loss from operations	(629)
Net loss	(395)

4. Accounts Receivable and Unbilled Services:

in thousands, except per share data

Accounts receivable and unbilled services consisted of the following:

	December 31,	
	2000	***2001***
Trade:		
Billed	$ 81,584	***$ 99,877***
Unbilled	38,770	***43,748***
Reserve for doubtful accounts	(1,954)	***(2,881)***
	$ 118,400	***$ 140,744***

Change in reserve for doubtful accounts consisted of the following:

	Years Ended December 31,		
	1999	2000	***2001***
Balance at beginning of year	$ 2,042	$ 1,066	***$ 1,954***
Additions charged to costs and expenses	409	1,060	***973***
Deductions	(516)	(172)	***(46)***
Sale of environmental sciences segment	(869)	-	-
Balance at end of year	$ 1,066	$ 1,954	***$ 2,881***

5. Property and Equipment:

in thousands, except per share data

Property and equipment, stated at cost, consisted of the following:

	December 31,	
	2000	***2001***
Land	$ 1,257	***$ 1,245***
Buildings and leasehold improvements	18,748	***21,088***
Construction in progress and asset deposits	2,661	***9,864***
Furniture and equipment	57,495	***77,102***
Computer equipment and software	46,990	***54,211***
	127,151	***163,510***
Less accumulated depreciation and amortization	(66,911)	***(77,820)***
	$ 60,240	***$ 85,690***

The annual depreciation and amortization charges on property and equipment for the years ended December 31, 1999, 2000 and 2001, were $13,936, $16,291 and $19,200 respectively.

The Company had property and equipment under capital leases with a net book value at December 31, 2000 and 2001, of $1,915 and $3,075, respectively. Capital leases, net of accumulated depreciation, of $451 and $1,706 as of December 31, 2000 and 2001, respectively, are included in computer equipment and software.

6. Notes Receivable:

in thousands, except per share data

Notes receivable consisted of the following:

	December 31,	
	2000	***2001***
Note receivable from sale of environmental sciences segment	$ 18,000	***$ 16,500***
Other note receivable	1,500	***1,000***
	19,500	***17,500***
Less current maturities	(500)	***(500)***
	$ 19,000	***$ 17,000***

The note receivable related to the sale of the Company's environmental sciences segment (see Note 3) will be received over 12 years. The first four years are interest-only payments with the first interest payment received on December 31, 1999. Principal payments commence on December 31, 2003. The note bears interest at a rate of 8%. During the fourth quarter of 2001, the Company was negotiating a potential pre-payment of this note receivable and recorded a $1,500 discount.

The other note receivable relates to the sale of a prior business and bears interest at a rate of 10% and is payable over a five-year period, which began on February 27, 1998, in equal annual payments.

7. Investments:

in thousands, except per share data

Investments consisted of the following:

	December 31,	
	2000	***2001***
Investment in DNA Sciences, Inc.	$ 32,005	***$ 32,005***
Investment in Spotlight Health	5,000	***5,000***
Investment in SLIL Biomedical Corp.	-	***4,700***
Investment in DAS	1,500	***1,500***
Investment in CancerConsultants.com, Inc.	250	***250***
Investment in Apothogen, Inc.	-	***203***
Investment in PrimeCyte, Inc.	-	***100***
	$ 38,755	***$ 43,758***

All of the Company's investments, with the exception of Apothogen, are being accounted for using the cost method of accounting as the Company has determined that it does not have the ability to exercise significant influence on the operations of these companies.

In February 1999, the Company invested in PPGx, an entity formed together with Axys Pharmaceuticals, Inc. ("Axys") to pursue the business of pharmacogenomics. The Company contributed $1,500 and the net assets of Intek, and assigned the rights to a certain software license from Axys for an 18.2% ownership interest in PPGx. In December 2000, the Company exercised its option to increase its ownership to 50% for $5,900 and subsequently sold its investment in PPGx to DNA Sciences, Inc. for approximately 1.5 million shares of DNA Sciences Series D preferred stock. As a result of this transaction, the Company recognized a gain from the sale of PPGx of $498. In conjunction with this transaction, the Company repaid a $4,560 loan on PPGx's behalf and forgave a note receivable from PPGx in the amount of $1,065. In December 2000, the Company purchased approximately 1.5 million shares of DNA Sciences Series C preferred stock for $15,000. The Company owned approximately 1.5 million shares of DNA Sciences Series C preferred stock and approximately 1.5 million shares of DNA Sciences, Inc. Series D preferred stock, representing an 11.2% and 10.8% ownership interest as of December 31, 2000 and 2001, respectively.

In April 2000, the Company purchased 1.0 million shares of Spotlight Health Series C convertible preferred stock, which represented approximately 8.4% and 7.6% ownership of Spotlight Health as of December 31, 2000 and 2001, respectively. In January 2001, the Company entered into an agreement with Spotlight Health and First Union National Bank to serve as the guarantor of a $2,000 revolving line of credit from First Union. Indebtedness under the line is unsecured and subject to traditional covenants relating to financial ratios. As of December 31, 2001, there was $2,000 outstanding under this credit facility. This credit facility is currently scheduled to expire in June 2002, at which time any outstanding balance is due. Further extensions of this guarantee beyond June 2002 are possible.

In November 2001, the Company purchased 2.0 million shares of SLIL Biomedical Series C preferred stock, which represents an 18.7% ownership interest as of December 31, 2001. In connection with this investment, the Company also received a warrant to purchase up to $1,175 of stock, which SLIL Biomedical issues in connection with a future institutional offering, at the price per share stated in that offering.

The Company owns 0.6 million shares of Digital Arts and Sciences ("DAS") Series D preferred stock, which represented a 6.8% and 6.7% ownership interest of December 31, 2000 and 2001, respectively.

In December 2000, the Company purchased approximately 0.3 million shares of CancerConsultants.com common stock, which represented a 2.8% and 2.7% ownership interest as of December 31, 2000 and 2001, respectively. The Company also received, as part of the purchase, a warrant to purchase approximately 0.2 million shares of CancerConsultants.com common stock at an exercise price of $1.25 per common share.

In October 2001, the Company made an investment in Apothogen, Inc., a new company formed with JPMorgan Partners (BHCA), L.P., the chairman of the Company's board of directors and the chief executive officer of the Company to engage in the business of acquiring, developing and commercializing pharmaceutical products. Due to the individual interests of the chairman of the Company's board of directors and the chief executive officer of the Company in Apothogen, in connection with this transaction, the Company's board of directors adopted a policy to address potential conflicts of interest. This policy identifies the transactions that are subject to the policy and establishes procedures for the disclosure and disinterested approval of these transactions. Apothogen's shareholders have committed to provide financing to Apothogen through the purchase of Apothogen's Series A convertible preferred stock. The Company's maximum total capital commitment to Apothogen is $18,000, and the timing of this commitment is subject to capital calls approved by Apothogen's board of directors and JPMorgan. As such, JPMorgan can control all future capital calls. The Company's level of financing is dependent upon the success of Apothogen in developing compounds and the resulting licensing or commercialization of those compounds. JPMorgan can contribute up to $100,000 to Apothogen. As of December 31, 2001, the Company had contributed $295 to Apothogen for Series A convertible preferred stock. The Series A preferred stock can be converted to Apothogen common stock at any time and is subject to a mandatory conversion upon the occurrence of certain events. Given the involvement of the chairman of the Company's board of directors and the chief executive officer of the Company, the Company is accounting for its investment in Apothogen under the equity method of accounting. Accordingly, based on the Company's current ownership interest of 14.75% of Apothogen's Series A convertible preferred stock, the Company is recognizing 14.75% of the net earnings or losses of Apothogen. Due to the fact that the Company has a future capital commitment, it is possible that the Company might end up recording losses in excess of the amount of its investment contributions to Apothogen. In connection with this investment, the Company also entered into an agreement to be the exclusive provider of drug development and clinical research program management services to Apothogen. Under this agreement, these services will be provided to Apothogen at the Company's customary and usual rates. The Company also granted Apothogen a first right to negotiate an exclusive license with respect to compounds acquired or licensed by the Company after October 5, 2001. The Company had a receivable from Apothogen as of December 31, 2001 of $199. Apothogen rents facility space from the Company and the Company provides Apothogen with development services and specified administrative services. During 2001, the Company recorded $118 in rental income and $5 in drug development services revenues from Apothogen.

In November 2001, the Company purchased approximately 67 thousand shares of PrimeCyte Series D preferred stock, which represented a 0.7% ownership interest in PrimeCyte as of December 31, 2001. The Company also received, as part of the purchase, a warrant to purchase 33 thousand shares of common stock in PrimeCyte at an exercise price of $1.50 per common share.

8. Other Assets:

in thousands, except per share data

Other assets consisted of the following:

	December 31,	
	2000	***2001***
Long-term deferred tax assets	$ 2,404	***$ -***
Intangible assets, net of accumulated amortization of $1,099 and 1,232, respectively	880	***698***
Other assets	869	***459***
	$ 4,153	***$ 1,157***

The annual amortization charges on intangible assets for each of the three years ended December 31, 1999, 2000 and 2001, were $153, $17 and $135, respectively.

9. Other Accrued Expenses:

in thousands, except per share data

Other accrued expenses consisted of the following:

	December 31,	
	2000	***2001***
Accrued salaries, wages, benefits and related costs	$ 28,307	***$ 35,356***
Other	9,941	***13,595***
	$ 38,248	***$ 48,951***

10. Long-Term Debt and Lease Obligations:

in thousands, except per share data

Long-term debt consisted of the following:

	December 31,	
	2000	***2001***
Equipment leases at interest rates up to 7.0%	$ 1,915	***$ 3,074***
Various notes at interest rates up to 7.5%	52	***-***
	1,967	***3,074***
Less: current maturities	(614)	***(1,203)***
	$ 1,353	***$ 1,871***

In June 2001, the Company amended a $50,000 revolving credit facility with First Union National Bank. Indebtedness under the line is unsecured and subject to traditional covenants relating to financial ratios. Borrowings under this loan are available to provide working capital and for general corporate purposes. As of December 31, 2000 and 2001, there was no amount outstanding under this credit facility. This credit facility expires in June 2002, at which time any outstanding balance is due.

In July 2001, the Company amended a credit facility for $50,000 with Wachovia Bank, N.A. Indebtedness under the line is unsecured and subject to traditional covenants relating to financial ratios. Borrowings under this loan are available to provide working capital and for general corporate purposes. As of December 31, 2000 and 2001, there was no amount outstanding under this credit facility. This credit facility expires in July 2002, at which time any outstanding balance is due.

In September 2001, First Union and Wachovia merged to create Wachovia Corporation. This merger has had no effect on the structure and terms of the Company's two revolving credit facilities.

For the years subsequent to December 31, 2001, payment obligations and interest payments on capital leases are as follows:

	2002	$ 1,327
	2003	1,443
	2004	518
		3,288
Less: amounts representing interest		(214)
Net present value		$ 3,074

OPERATING LEASES

The Company is obligated under noncancellable leases expiring at various dates through 2016 relating to its operating facilities and certain equipment. Rental expense for all operating leases, net of sublease income, was $13,625, $17,832 and $18,520 for the years ended December 31, 1999, 2000 and 2001, respectively.

The Company completed a sale-leaseback transaction involving real estate in Austin, Texas, in November 1995. Total gross proceeds in the transaction were $12,000, resulting in a pre-tax gain of approximately $2,100. The gain, which has been deferred, is classified as deferred rent and other in the accompanying consolidated balance sheets and is being amortized as a reduction of rent expense on a straight-line basis over the 15-year lease term. The facilities are leased to the Company with all responsibility of operations and maintenance residing with the Company.

Certain facility leases entered into provided for concessions by the landlords, including payments for leasehold improvements, moving expenses and free rent periods. These concessions have been reflected as deferred rent and other in the accompanying consolidated financial statements. The Company is recording rent expense on a straight-line basis for these leases.

Future minimum payments for all operating lease obligations for years subsequent to December 31, 2001, are as follows:

	2002	$ 20,928
	2003	19,457
	2004	18,572
	2005	17,438
	2006	16,581
	2007 and thereafter	53,959
		146,935
	Less: sublease income	(400)
		$ 146,535

11. Stock Plans:

in thousands, except per share data

RESTRICTED STOCK

In January 2001, the Company awarded 30 thousand shares of restricted stock to members of the senior management team. This restricted stock vests over three years. Deferred compensation is being expensed on a straight-line basis over the three-year vesting period. Total deferred compensation recorded was $1,449. Deferred compensation, net of accumulated amortization of $483, was $966 as of December 31, 2001.

STOCK INCENTIVE PROGRAM

The Company has two stock option plans (the "Plans") under which the Company may grant options to its employees and directors. As of December 31, 2001, there were 2.3 million shares of common stock available for grant. Under the Plans, the exercise price of each option granted must equal the market price of the Company's stock on the date of grant and an option's maximum exercise term is 10 years. Options are granted upon approval of the Board of Directors and vest over various periods, as determined by the Board of Directors at the date of the grant. The majority of the Company's options vest over a period of three years.

On January 1, 1996, the Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock Based Compensation." As permitted by SFAS No. 123, the Company has chosen to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for the Plans. Accordingly, no compensation cost has been recognized for options granted under the Plans. Had compensation cost for the Company's Plans been determined based on the fair value at the grant dates for awards under the Plans consistent with the method required by SFAS No. 123, the Company's net income and diluted net income per common share would have been the pro forma amounts indicated below.

	1999		2000		***2001***	
	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
Net income	$ 28,496	$ 25,232	$ 32,310	$ 28,934	***$ 49,167***	***$ 44,666***
Basic net income per common share	$ 0.58	$ 0.51	$ 0.65	$ 0.58	***$ 0.95***	***$ 0.86***
Diluted net income per common share	$ 0.57	$ 0.51	$ 0.64	$ 0.57	***$ 0.94***	***$ 0.85***

For the purposes of the pro forma presentation above, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1999, 2000 and 2001: expected volatility of 81.1%, 68.1% and 76.1% respectively; risk-free interest of 6.19%, 4.99% and 4.59%, respectively; and expected lives of five years. The resulting estimated weighted average fair value of options granted during 1999, 2000 and 2001 was $13.71, $15.78 and $11.54, per share, respectively. All options granted during the years ended December 31, 1999, 2000 and 2001, were granted with an exercise price equal to the fair value of the Company's common stock at the grant date. The estimated pro forma amounts above include the compensation cost for the Company's Employee Stock Purchase Plan based on the fair value of the contributions under this plan, consistent with the method of SFAS No. 123.

A summary of the status of the Plans at December 31, 1999, 2000 and 2001, and changes during the years, is presented below and includes common stock options of the Company:

	1999		2000		***2001***	
	(000's) Shares	Weighted Average Exercise Price	(000's) Shares	Weighted Average Exercise Price	(000's) Shares	Weighted Average Exercise Price
Outstanding at beginning of year	3,580	$ 9.78	3,214	$ 9.35	***2,802***	***$ 11.05***
Granted	756	7.11	822	12.96	***501***	***24.21***
Exercised	(442)	9.39	(956)	7.19	***(985)***	***11.03***
Forfeited	(680)	12.34	(278)	10.57	***(65)***	***12.60***
Outstanding at end of year	3,214	$ 9.35	2,802	$ 11.05	***2,253***	***$ 13.94***
Options exercisable at end of year	2,016	$ 9.20	1,500	$ 10.44	***1,148***	***$ 11.30***

The following table summarizes information about the Plans' stock options at December 31, 2001:

Range of Exercise Prices	Options Outstanding: (000's) Number Outstanding at 12/31/01	Options Outstanding: Weighted Average Remaining Contractual Life	Options Outstanding: Weighted Average Exercise Price	Options Exercisable: (000's) Number Exercisable at 12/31/01	Options Exercisable: Weighted Average Exercise Price
$ 0.00 - $ 3.23	23	3.9 years	$ 1.96	23	$ 1.96
$ 3.24 - $ 6.46	203	6.9 years	$ 5.00	133	$ 4.76
$ 6.47 - $ 9.69	460	6.9 years	$ 7.47	340	$ 7.42
$ 9.70 - $ 12.92	448	7.7 years	$ 10.87	198	$ 11.22
$ 12.93 - $ 16.15	305	6.3 years	$ 13.76	269	$ 13.71
$ 16.16 - $ 19.38	304	8.5 years	$ 18.12	120	$ 17.91
$ 19.39 - $ 22.62	299	8.9 years	$ 21.77	29	$ 20.38
$ 22.63 - $ 25.85	23	9.1 years	$ 23.66	3	$ 24.84
$ 25.86 - $ 32.31	188	9.7 years	$ 27.94	33	$ 31.54
	2,253			1,148	

EMPLOYEE STOCK PURCHASE PLAN

The board of directors has reserved shares of the Company's common stock for issuance under the Employee Stock Purchase Plan (the "ESPP"). As of December 31, 2001, there were 1.2 million shares of common stock available for issuance. The ESPP has two six-month offering periods (each an "offering period") annually, beginning January 1 and July 1, respectively. Eligible employees can elect to make deductions from 1% to 15% of their compensation during each payroll period of an offering period. Special limitations apply to eligible employees who own 5% or more of the outstanding common stock of the Company. None of the contributions made by eligible employees to purchase the Company's common stock under the ESPP are tax deductible to the employees. At the end of an offering period, the total payroll deductions by an eligible employee for that offering period will be used to purchase common stock of the Company at a price equal to 85% of the lesser of (a) the reported closing price of the Company's common stock for the first day of the offering period, or (b) the reported closing price of the common stock for the last day of the offering period. Only 300 thousand shares will be available for purchase during each of the offering periods.

Employees eligible to participate in the ESPP include employees of the Company and its United States operating subsidiaries, except those employees who customarily work less than 20 hours per week or five months in a year. Since the eligible employee determines both participation in and contributions to the ESPP, it is not possible to determine the benefits and amounts that would be received by an eligible participant or group of participants in the future.

During 2001, $2,753 had been contributed to the ESPP and 146 thousand shares were issued. The compensation costs for the ESPP as determined based on the fair value of the contributions under the ESPP, consistent with the method of SFAS No. 123, was $466, $497 and $715 and is reflected in the pro forma net income and basic and diluted net income per share for 1999, 2000 and 2001, respectively, as disclosed above.

12. Income Taxes:

in thousands, except per share data

The components of income (loss) before provision for income taxes were as follows:

	Years Ended December 31,		
	1999	2000	***2001***
Domestic	$ 38,782	$ 53,172	***$ 70,893***
Foreign	2,263	(2,341)	***7,021***
Income from continuing operations	41,045	50,831	***77,914***
Domestic	(683)	-	-
Foreign	37	-	-
Loss from discontinued operations	(646)	-	-
Total	$ 40,399	$ 50,831	***$ 77,914***

The components of the provision for income taxes were as follows:

	Years Ended December 31,		
	1999	2000	***2001***
State income taxes:			
Current	$ 1,620	$ 708	***$ 3,398***
Deferred	(329)	(1,037)	***(270)***
Federal income taxes:			
Current	10,113	15,721	***29,288***
Deferred	(589)	1,397	***(5,226)***
Foreign income taxes:			
Current	1,288	1,196	***422***
Deferred	(200)	536	***1,135***
Provision for income taxes	$ 11,903	$ 18,521	***$ 28,747***

The income tax provision is included in the financial statements as follows:

	Years Ended December 31,		
	1999	2000	***2001***
Continuing operations	$ 12,154	$ 18,521	***$ 28,747***
Discontinued operations	(251)	-	-
Total	$ 11,903	$ 18,521	***$ 28,747***

The 1999 federal and state tax expense reflects the benefit related to the utilization of capital loss carryforwards to offset the capital gains derived from the Company's investment activities. Additionally, a tax planning strategy was implemented during 2000 with the full benefit recognized in the financial statements.

Taxes computed at the statutory U.S. federal income tax rate of 35% are reconciled to the provision for income taxes as follows:

	Years Ended December 31,		
	1999	2000	***2001***
Effective tax rate	29.5%	36.4%	***36.9%***
Statutory rate of 35%	$ 14,140	$ 17,791	***$ 27,270***
State taxes (net of federal benefit)	839	(919)	***2,106***
Utilization of capital loss carryforward	(3,853)	(611)	***-***
Nondeductible expenses net of nontaxable income	432	649	***210***
Change in valuation allowance	(205)	1,053	***(2,533)***
Deferred taxes set up on S corporation acquisition	(211)	-	***-***
Impact of international operations	500	679	***1,452***
Other	261	(121)	***242***
Provision for income taxes	$ 11,903	$ 18,521	***$ 28,747***

Components of the net current deferred tax asset are as follows:

	December 31,	
	2000	***2001***
Future benefit of foreign net operating losses	$ 3,249	***$ 1,047***
Reserve for doubtful accounts	650	***1,103***
Accrued expenses	1,047	***3,134***
Unearned income	436	***4,705***
Valuation allowance	(3,249)	***(716)***
Net current deferred tax asset	$ 2,133	***$ 9,273***

49

Components of the net long-term deferred tax asset (included in other assets on the consolidated balance sheet) in 2000 and net long-term deferred tax liability (included in deferred rent and other on the consolidated balance sheet) in 2001, were as follows:

	December 31,	
	2000	***2001***
Depreciation and amortization	$ 2,243	***$ (281)***
Deferred rent	244	***261***
Other	(83)	***(354)***
Net long-term deferred tax asset (liability)	$ 2,404	***$ (374)***

The valuation allowance related to the Company's foreign tax losses was reduced by $2,533 during 2001. This reduction occurred as a portion of the tax loss was utilized in 2001 and it was determined there was a greater than 50% probability that another portion would be utilized in future years.

The Company records current and deferred income tax expense related to its foreign operations to the extent those earnings are taxable. No provision has been made for the additional taxes that would result from the distribution of earnings of foreign subsidiaries because those earnings are expected to be invested permanently. The cumulative amount of undistributed retained earnings of foreign subsidiaries for which no provision has been made is $3,042 as of December 31, 2001.

13. Employee Savings and Pension Plans:

in thousands, except per share data

SAVINGS PLAN

The Company provides a 401(k) Retirement Savings Plan to its United States employees. The Company matches 50% of an employee's savings up to 6% of pay, and these contributions vest ratably over a four-year period. Company matching contributions for all employees for each of the three years ended December 31, 1999, 2000 and 2001, were $2,562, $2,977 and $3,467, respectively.

PENSION PLANS

Pension costs are determined under the provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," and related disclosures are determined under the provisions of Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and other Postretirement Benefits."

The Company has a separate contributory defined benefit plan (the "U.K. Plan") for its qualifying United Kingdom employees employed by the Company's United Kingdom subsidiaries. The benefits for the U.K. Plan are based primarily on years of service and average pay at retirement. Plan assets consist principally of investments managed in a mixed fund.

Pension costs for the U.K. Plan included the following components:

	Years Ended December 31,		
	1999	2000	***2001***
Service cost benefits earned during the year	$ 740	$ 848	***$ 846***
Interest cost on projected benefit obligation	756	805	***843***
Actual return on plan assets	(1,006)	(72)	***(935)***
Net amortization and deferral	205	(711)	***9***
Net periodic pension cost	$ 695	$ 870	***$ 763***

Assumptions used to determine pension costs and projected benefit obligations were as follows:

	1999	2000	***2001***
Discount rate	5.5%	6.0%	***5.5%***
Rate of compensation increase	3.0%	4.0%	***3.0%***
Long-term rate of return on plan assets	8.0%	5.0%	***6.0%***

The change in benefit obligation, change in plan assets and funded status of the defined benefit plan were as follows:

	Years Ended December 31,		
	1999	2000	**2001**
Change in benefit obligations			
Benefit of obligation at beginning of year	$ 11,545	$ 14,507	**$ 15,776**
Service cost	544	848	**619**
Interest cost	756	805	**843**
Participant contributions	196	248	**227**
Net actuarial loss (gain)	2,047	750	**(2,114)**
Benefits paid	(273)	(285)	**(189)**
Foreign currency translation adjustment	(308)	(1,097)	**(394)**
Benefit obligation at end of year	$ 14,507	$ 15,776	**$ 14,768**
Change in plan assets			
Fair value of plan assets at beginning of year	$ 12,579	$ 16,250	**$ 15,638**
Actual asset return	3,626	72	**(1,714)**
Employer contributions	457	582	**639**
Plan participants' contributions	195	248	**227**
Benefits and expenses paid	(273)	(285)	**(189)**
Foreign currency translation adjustment	(334)	(1,229)	**(389)**
Fair value of plan assets at end of year	$ 16,250	$ 15,638	**$ 14,212**
Net amount recognized			
Funded status	$ 1,743	$ (137)	**$ (556)**
Unrecognized transition asset	(69)	(52)	**(39)**
Unrecognized net actuarial loss	265	1,899	**2,366**
Net prepaid pension cost	$ 1,939	$ 1,710	**$ 1,771**

14. Commitments and Contingencies:

in thousands, except per share data

The Company currently maintains liability insurance on a "claims made" basis for professional acts, errors and omissions. The policy has a self-insured retention per claim of $250. As of December 31, 2000 and 2001, there are no open claims related to this coverage above the self-insured retention.

The Company currently is self-insured for group health for employees located within the United States. The Company maintains insurance on a "claims made" basis, up to a maximum of $100 per occurrence. As of December 31, 2000 and 2001, the Company maintained a reserve of approximately $2,423 and $2,630, respectively, included in other accrued expenses on the consolidated balance sheets, to cover open claims and estimated claims incurred but not reported. The Company switched plans and administrators at the beginning of 2001. The 2001 plan includes a maximum claims provision to limit the Company's liability.

In the normal course of business, the Company is a party to various claims and legal proceedings. The Company records a reserve for these matters when an adverse outcome is probable and the amount of the potential liability is reasonably estimable. Although the ultimate outcome of these matters is currently not determinable, management of the Company, after consultation with legal counsel, does not believe that the resolution of these matters will have a material effect upon the Company's financial condition, results of operations or cash flows for an interim or annual period.

15. Related Party Transactions:

in thousands, except per share data

The Company is related through common ownership with Apothogen, Inc. See Note 7 for terms of relationships. The Company had a receivable from Apothogen as of December 31, 2001, of $199. Apothogen rents facility space from the Company for which the Company recognized approximately $118 in rental income in 2001. The Company also provides Apothogen with development services and professional services such as legal and accounting services. During 2001, the Company recorded revenues of $5 related to the provisions of these development services to Apothogen.

16. Fair Value of Financial Instruments:

in thousands, except per share data

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

ACCOUNTS RECEIVABLE, ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The carrying amount approximates fair value because of the short maturity of these items.

NOTES RECEIVABLE

The Company believes the carrying value approximated market value on December 31, 2001.

INVESTMENTS

The Company's investments in DNA Sciences, Spotlight Health, DAS, CancerConsultants.com, PrimeCyte and SLIL Biomedical Corp. are recorded at $32,005, $5,000, $1,500, $250, $100 and $4,700, respectively, at December 31, 2001. These investments, for which no public market exists, are accounted for using the cost method of accounting as the Company does not exert significant influence on the operations of these companies. The Company monitors these investments for other than temporary declines in value. As of December 31, 2001, the Company had not recorded an impairment for these investments.

The Company's investment in Apothogen, Inc. is recorded at $203 at December 31, 2001, and is accounted for using the equity method of accounting.

DERIVATIVE FINANCIAL INSTRUMENT

The Company entered into a purchase and sale of a U.S. Treasury Bond with a face value of $520,000 during the fourth quarter of 1999 with the same financial institution. The Company had the legal right of offset with regard to the obligation to pay for the cost of the U.S. Treasury Bond and the investment in the U.S. Treasury Bond. The fair value of this net obligation of $(100) at December 31, 1999, was based on the quoted market price of these investments and is determined as follows:

Fair Value of U.S. Treasury Bond	$ 537,958
Fair Value of Purchase Obligation	(538,058)
	$ (100)

LONG-TERM DEBT

The fair value of the Company's long-term debt approximates net book value.

LETTERS OF CREDIT

From time to time, the Company uses letters of credit to back certain guarantees and insurance policies. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the marketplace. During 2001, the Company did not utilize any letters of credit.

17. Business Segment Data:

in thousands, except per share data

During 1999, the Company operated in three business segments - development, environmental sciences and discovery sciences. The Company sold its environmental sciences segment in January 1999 (see Note 3). Accordingly, the income statements have been restated to conform to the provisions of APB 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Operations." The consolidated balance sheets and statement of cash flows have not been restated to exclude the assets, liabilities and cash flows of the environmental sciences segment.

Revenues by principal business segment are separately stated in the consolidated financial statements. Merger costs of $218 in 1999 and equity in net loss of investee of $92 in 2001 were not allocated to the Company's business segments and are shown separately for purposes of business segment analysis. The equity in net loss of investee is related to the investment in Apothogen, which operates in the discovery field. See Note 7. Income taxes are allocated ratably to each division for purposes of business segment analysis, except for the 1999 tax benefit of $3,800 from the reversal of a portion of the valuation allowance on the Company's capital loss carryforward which has been specifically identified to the Development segment. Income from operations, net income, depreciation and amortization, identifiable assets and capital expenditures by principal business segment were as follows:

	Years Ended December 31,		
	1999	2000	***2001***
Income (loss) from operations: [a]			
Development	$ 44,669	$ 40,834	***$ 66,830***
Discovery sciences	(7,743)	2,713	***5,762***
Merger costs	(218)	-	-
Total	$ 36,708	$ 43,547	***$ 72,592***
Net income (loss):			
Development	$ 33,630	$ 30,592	***$ 45,620***
Discovery sciences	(4,739)	1,718	***3,639***
Environmental sciences	(395)	-	-
Equity in net loss of investee	-	-	***(92)***
Total	$ 28,496	$ 32,310	***$ 49,167***
Depreciation and amortization: [a]			
Development	$ 14,294	$ 16,166	***$ 18,366***
Discovery sciences	548	1,067	***1,898***
Total	$ 14,842	$ 17,233	***$ 20,264***
Identifiable assets: [b]			
Development	$ 286,424	$ 335,135	***$ 451,594***
Discovery sciences	2,279	9,780	***13,806***
Total	$ 288,703	$ 344,915	***$ 465,400***
Capital expenditures:			
Development	$ 22,644	$ 18,231	***$ 37,570***
Discovery sciences	589	3,284	***4,319***
Total	$ 23,233	$ 21,515	***$ 41,889***

[a] *Does not include results of operations of the environmental sciences segment, which was sold January 31, 1999. See Note 3.*

[b] *The note receivable from the sale of the environmental sciences segment is included in the Development segment. See Note 3.*

18. Operations by Geographic Area:

in thousands, except per share data

The following table presents information about the Company's operations by geographic area:

	Years Ended December 31, 1999	2000	**2001**
Net revenue: [a]			
United States	$ 257,717	$ 303,048	***$ 366,878***
United Kingdom	16,391	15,635	***33,138***
Other [b]	28,422	26,635	***31,525***
Total	$ 302,530	$ 345,318	***$ 431,541***
Operating income (loss): [a]			
United States	$ 35,362	$ 47,338	***$ 65,651***
United Kingdom	(469)	(1,990)	***5,630***
Other [b]	1,815	(1,801)	***1,311***
Total	$ 36,708	$ 43,547	***$ 72,592***
Identifiable assets:			
United States	$ 244,403	$ 303,604	***$ 412,700***
United Kingdom	27,988	27,783	***37,454***
Other [b]	16,312	13,528	***15,246***
Total	$ 288,703	$ 344,915	***$ 465,400***

[a] *Does not include results of operations of the environmental sciences segment which was sold January 31, 1999. See Note 3.*

[b] *Principally consists of operations in 19 countries, ten of which are located in Europe, none of which individually comprise more than 5% of net revenue, operating income (loss) or identifiable assets.*

19. Quarterly Financial Data (Unaudited):

in thousands, except per share data

2000	First	Second	Third	Fourth	Total
Net revenue	$ 81,761	$ 84,049	$ 89,270	$ 90,238	$ 345,318
Operating income	9,292	9,275	12,051	12,929	43,547
Net income	6,640	6,927	8,776	9,967	32,310
Net income per common share:					
Basic	$ 0.13	$ 0.14	$ 0.18	$ 0.20	$ 0.65
Diluted	$ 0.13	$ 0.14	$ 0.17	$ 0.19	$ 0.64
2001					
Net revenue	***$ 106,953***	***$ 102,038***	***$ 108,310***	***$ 114,240***	***$ 431,541***
Operating income	***21,246***	***14,870***	***16,612***	***19,864***	***72,592***
Net income	***14,537***	***10,464***	***11,507***	***12,659***	***49,167***
Net income per common share:					
Basic	***$ 0.28***	***$ 0.20***	***$ 0.22***	***$ 0.24***	***$ 0.95***
Diluted	***$ 0.28***	***$ 0.20***	***$ 0.22***	***$ 0.24***	***$ 0.94***

20. Subsequent Event:

in thousands, except per share data

In February 2002, the Company acquired Medical Research Laboratories International, Inc. ("MRL") and Medical Research Laboratories International, BVBA ("MRL Belgium"). The Company acquired all of the capital stock of MRL in exchange for $29,000 in cash and approximately $64,708 in the Company's common stock. The Company issued approximately 2.3 million unregistered shares of its common stock in satisfaction of the stock component of the merger consideration. The Company acquired all of the capital stock of MRL Belgium in exchange for $10,000 in cash and $8,792 in the Company's common stock. The Company issued approximately 0.3 million unregistered shares of its common stock in satisfaction of the stock component of the acquisition consideration. These acquisitions will be accounted for using the purchase method. The Company has not yet quantified the purchase price allocations. Thus the amount of goodwill recorded with this transaction has not been determined.

MRL operates a central laboratory in Highland Heights, Kentucky, near Cincinnati, Ohio, and MRL Belgium operates a central laboratory in Brussels, Belgium. These two MRL companies specialize in the provision of highly standardized efficacy and safety testing services for pharmaceutical companies engaged in clinical drug development.

Report of Independent Accountants:

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF PHARMACEUTICAL PRODUCT DEVELOPMENT, INC. AND ITS SUBSIDIARIES

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Pharmaceutical Product Development, Inc. and its subsidiaries at December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP

McLean, Virginia

January 25, 2002

Board of Directors

Stuart Bondurant, M.D.
Professor of Medicine and
Dean Emeritus
School of Medicine
University of North Carolina
at Chapel Hill

Abraham E. (Barry) Cohen
(Leaving Board as of May 2002)
Chairman, Kramex Corporation
Retired Senior Vice President of
Merck & Co. and
President of Merck Sharp & Dohme
International Division

Fred N. Eshelman, Pharm.D.
Chief Executive Officer and
Vice Chairman of the Board
PPD, Inc.

Frederick Frank
Vice Chairman
Lehman Brothers

Catherine M. Klema
President,
Nettleton Advisors, LLC

Terry Magnuson, Ph.D.
Professor and Chair,
Department of Genetics,
School of Medicine,
University of North Carolina
at Chapel Hill
Director, Program in Cancer
Genetics of the Lineberger
Comprehensive Cancer Center
Director, Carolina Center for
Genome Sciences

Ernest Mario, Ph.D.
Chairman of the Board of PPD, Inc.
Chairman and Chief Executive
Officer, Apothogen, Inc.

John A. McNeill, Jr.
Chief Executive Officer
Liberty Healthcare Services, LLC

Paul J. Rizzo
Chairman, Franklin Street Partners
Retired Vice Chairman of the
Board for IBM Corporation

Executive Officers & Senior Management

Linda Baddour
Chief Accounting Officer

Frank Casieri
Senior Vice President,
Global Business Development

Paul Covington, M.D.
Executive Vice President,
Development

Fred B. Davenport, Jr.
President

Fred N. Eshelman, Pharm.D.
Chief Executive Officer and
Vice Chairman

Judd Hartman
General Counsel

Philippe Maitre
Chief Financial Officer

Patrick O'Connor, M.D., Ph.D.
Senior Vice President,
Product Development

Colin Shannon
Chief Operating Officer, Europe

David Williams
Senior Vice President,
Human Resources

Shareholder Information

Annual Meeting
The 2002 annual meeting of shareholders will be held at 10:00 a.m. ET on May 15, 2002, at the PPD offices located at 3151 South Seventeenth Street, Wilmington, North Carolina.

Nasdaq National Market Symbol
PPDI

Financial Reports
Copies of the PPD annual report on Form 10-K and quarterly reports on Form 10-Q filed with the Securities and Exchange Commission, as well as other investor materials, are available without charge through the PPD Web site at www.ppdi.com or upon request from:

Jimmy Sloan, Executive Director, Corporate Finance
3151 South Seventeenth Street
Wilmington, NC 28412
Telephone: +910 251 0081
Fax: +910 772 7056
Email: info@wilm.ppdi.com.

Transfer Agent and Registrar
First Union National Bank
1525 West W.T. Harris Boulevard, 3C3, NC1153
Charlotte, NC 28288-1153
+ 800 829 8432

Independent Auditors
(For fiscal year ending December 31, 2002)
Deloitte + Touche, LLP
Raleigh, NC

Common Stock Information

Our common stock is traded under the symbol "PPDI" in the over-the-counter market and is quoted on the National Market System of the National Association of Securities Dealers Automated Quotation System, or Nasdaq. The following table sets forth the high and low prices for shares of our common stock, as reported by the National Association of Securities Dealers, Inc. These prices are based on quotations among dealers, which do not reflect retail markup, markdown or commissions.

	2001		2000 (1)	
	High	**Low**	High	Low
First Quarter	***$ 28.906***	***$ 16.844***	$ 14.500	$ 5.438
Second Quarter	***$ 38.360***	***$ 18.469***	$ 10.875	$ 6.938
Third Quarter	***$ 38.000***	***$ 19.400***	$ 13.625	$ 9.438
Fourth Quarter	***$ 33.750***	***$ 22.670***	$ 29.375	$ 12.438

(1) 2000 stock prices restated to reflect the one-for-one stock dividend paid on May 11, 2001.

As of February 15, 2002, there were approximately 16,600 holders of our common stock.

We have no present plans to pay cash dividends to our shareholders and, for the foreseeable future, intend to retain all of our earnings for use in continuing to develop our business.

PPD®

3151 South Seventeenth Street
Wilmington, NC 28412

+910 251 0081 Telephone
+910 762 5820 Fax
www.ppdi.com Web